SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Quarterly Information (ITR)

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2023

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

September 30, 2023

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (“SAC”)	8
Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)	9
Statement of the Executive Officers on the Independent Auditors’ Review Report	10
Independent Auditor’s Review Report on the Quarterly Information (ITR)	11

Balance Sheets	13
Income Statement	15
Comprehensive Income Statements	17
Statements of Changes in Shareholders’ Equity	18
Cash Flows Statements	19
Value Added Statements	21
Notes to the Parent Company and Consolidated Quarterly Information (ITR)	22

Comments on the Performance

GOL maintained its virtuous cycle in 3Q23 with a 5% growth in its supply (ASK) and an increase in unit revenues year-over-year. Combined with increased productivity and ancillary revenues contribution, the Company achieved a record-breaking revenue for the 3Q with a sustainable EBITDA margin.

“Our third-quarter net revenue increased 16.4% year-over-year, as GOL experienced a strong and steady domestic demand environment. Our operational fleet utilization remained high at 11.3 hours per day, and we saw strength in our forward bookings with our quarterly sales volume reaching R$5.4 billion. We believe that our discipline to maintain the lowest unit costs in the industry and our Team’s commitment to offering the best experience to Customers will reinforce GOL’s already consolidated competitive position in the market,” added Celso Ferrer.

Continuous Net Revenue Growth

The 16.4% increase in net revenue was driven by a balanced combination of increased capacity and higher yields, as well as the strengthening of leisure demand for air travel in Brazil and a gradual recovery in the corporate market, which saw an 17.3% increase compared to the previous quarter.

During the quarter, the Company focused on several strategic initiatives, including entering new regional markets, enhancing its digital channels to achieve a new level of 72% in self-service capabilities, and continuous growth of its cargo (Gollog) and loyalty (Smiles) business units. These combined efforts contributed to a 10.7% increase in RASK, with a 4.5% boost in yields and a significant 65.1% rise in ancillary revenues year-over-year.

“We continue to show quarterly growth compared to last year, both in total revenue and in unit revenue. The trend and consistency that our numbers have shown each quarter, with a steady recovery in demand, are indicators that we are harvesting results based on our strategy. We remain focused on delivering the best experience to our customers through our product and our Team of Eagles”, said Carla Fonseca, Vice President of Customer Experience, Marketing, Sales Channels and President of Smiles.

Additional Revenues Streams as Drivers of RASK Growth

Smiles Viagens, our tourism operator launched in 2Q23, maintained its pace of expansion during this quarter focusing on offering a unique experience for its members. With products such as airline tickets, hotels, car rental, tickets, transfers and more than 8000 activities throughout Brazil and the world, Smiles Viagens has been expanding its portfolio of products and partnerships, highlighting direct negotiations with hotels that already there are more than 800 in addition to important brokers in the Brazilian and international segment.

2

Gollog, the cargo transportation business unit, more than doubled its revenue year-over-year, reaching R$257 million in 3Q23. The Company added a fifth Boeing 737 freighter aircraft to its fleet, as part of the exclusivity agreement with Mercado Livre. The cargo transportation contract with Mercado Livre is for six cargo aircraft year end, with the possibility of further expansion to a total fleet of 12 cargo aircraft in the upcoming years.

Smiles expanded its customer base by more than 8% year-over-year, reaching 22.1 million customers in 3Q23. This demonstrates the high value opportunity that is being captured after the incorporation of Smiles by GOL in 2021.

“The combined revenue from Gollog and Smiles already represent 30% of the third quarter Company’s total revenue generation and the growth rate remained high in 65.1%. Since the integration of Smiles, synergies continue to be captured at an accelerated pace. Smiles has nearly doubled its turnover compared to the pre-pandemic period. Now, with the activities of Smiles Viagens, we see additional revenue potential to be captured that will further contribute to the sustained expansion of our ancillary revenues,” added Carla Fonseca.

Fleet Update

The Company has been impacted by delays and uncertainty in the delivery schedule of new Boeing 737-MAX 8 aircraft from its manufacturer. From the total of 15 new aircraft expected to be delivered this year, GOL added in this quarter, one new Boeing 737-MAX 8 aircraft to its fleet as well as its fifth Boeing 737-800BCF aircraft, as part of the exclusive agreement with Mercado Livre for cargo transportation. In line with its fleet renewal plan and to recover operational efficiency, the Company returned four Boeing 737-NG aircraft.

As of September 30, 2023, GOL had a total fleet of 141 Boeing aircraft including 39 737-MAX, 97 737-NG and five 737-800BCF freighters.

As of September 30, 2023, GOL had 106 firm orders for the acquisition of Boeing 737-MAX aircraft, 69 of which were for the 737-MAX 8 model and 37 for the 737-MAX 10 model.

Capacity Management and Productivity Increase

GOL maintains its focus on the optimization of its operational capacity through the expansion of new bases with sustainable demand, particularly in regional markets. Although impacted by the lower dilution of fixed costs due to delays in receiving new aircraft, which has caused the Company to reduce its growth for this year, the Company’s expanded its capacity (ASKs) by approximately 5% in the third quarter while improving load factor to 83.7%, a 2.4 p.p. year-over-year increase. CASK decreased by 8.0% while CASK for passenger operations decreased by 9.5% in comparison to 3Q22.

The operational aircraft utilization remained high, at 11.3 hours per day, corroborating GOL’s focus on improving its productivity indicators and reducing its unit cost, to remain the lowest-cost benchmark in the region. In the international market, the Company continued to increase its capacity (5.0% compared to 3Q22), reaching approximately 52% of its total capacity in the third quarter of 2019.

Network Update

GOL expanded the total number of flights by 13% year-over-year largely due to the reconfiguration of its network and the introduction of operations in regional markets. Cities such as Araçatuba (São Paulo) and Uberaba (Minas Gerais) are now being served by Boeing 737 aircraft, providing connections to various national destinations, including Rio de Janeiro, Salvador, Curitiba, and Brasília.

In the international market, the Company continues to grow. International ASKs grew 5.0% year-over-year, reaching approximately 52% of the same period in 2019.

“These positive results observed in the third quarter reflect the consistent and resilient management combined by a domestic market demand growing, that permitted to achieve the best August ever according to ANAC (8.2 million passengers transported in Brazil), and GOL’s disciplined process of resuming supply with high productivity and operational efficiency. These strong results were supported by our initiatives and continued strategic investments in recent months,” concluded Celso Ferrer.

Liability Management Initiatives

This quarter, the Company completed the refinancing of debentures of GOL Linhas Aéreas S.A. (GLA), resulting in the amortization of approximately R$100 million in September 2023, with the R$900 million balance to be repaid over 30 monthly installments starting January 2024. This extends the maturity date of the debentures until June 2026. This liability management initiative enhances GOL’s ability to maintain its financial discipline and extend the debt profile.

3

As of September 29, 2023, the Company concluded the conversion of US$1.2 billion in Senior Secured Notes (SSNs) with maturity date in 2028 issued by GOL Finance and held by Abra Global Finance, into US$1.2 billion in Exchangeable Senior Secured Notes (ESSNs) issued by GOL Equity Finance and maturing in 2028. ESSNs are an instrument convertible into shares and in this context, a total of 992 million warrants were issued by the Company, which can be subject to a future conversion into shares at the exercise price of R$5.82 per share, which would result in the reduction of R$5.9 billion in GOL's total debt.

Due to this conversion, and in compliance with international accounting standards (IFRS 9 – financial instruments), which requires that debt instruments with convertibility characteristics have design segregation between the fair value of the debt financial liability and the instrument derivative option to convert bonds into shares, a total of R$3.4 billion was calculated relating to the fair value portion of the option and recognized as a long-term liability for derivative operations with a counterpart in equity.

“Strengthening our balance sheet continues to be a top priority. Our fundamentals continue to improve as the reduction in our leverage from 9.5x at the end of last year to 4.0x on September 30, 2023 highlights. We remain focused on the execution of several initiatives to strengthen our balance sheet to sustain the Company’s operational performance”, said Mario Liao, CFO.

GOL and Air France-KLM Commercial Agreement

In October, the company renewed its exclusive commercial agreement with AirFrance-KLM for another ten years, including certain commercial conditions that bring value to GOL and AFKL. The renewal of the commercial agreement will provide better connectivity to more than 125 destinations covered in Europe and Brazil. Customers will benefit from an optimized network between Europe and Brazil, spanning over 80 European destinations, 45 destinations in Brazil, and in the future, new destinations across Latin America. The agreement includes expanded code-sharing, enhanced joint sales activities, and more benefits for customers via Air France-KLM’s Flying Blue and GOL’s SMILES frequent flyer programs and includes an expansion of the existing maintenance support by Air France Industries KLM Engineering & Maintenance (AFIKLME&M) to GOL’s CFM56 and LEAP engines.

ESG Developments

The Company has concluded and published its Stakeholder Relationship Policy to further advance its ESG strategies, and open space for the creation of initiatives and projects aimed at all GOL’s Stakeholders.

In September, the Company launched the Green Aircraft initiative in partnership with “Eu Reciclo” to further promote and maintain active its voluntary carbon compensation strategy via the “#MeuVooCompensa” program (joint project with MOSS Earth). The Green Aircraft initiative aims to recycle twice the amount of waste generated from in-flight service and provides for the compensation of 1,000 tons of material in one year.

4

Operational and Financial Indicators

Traffic Data - GOL (in millions)	3Q23	3Q22	% Var.
RPK GOL – Total	9,050	8,361	8.2%
RPK GOL – Domestic	8,225	7,555	8.9%
RPK GOL – Foreign Market	825	806	2.4%
ASK GOL – Total	10,813	10,283	5.2%
ASK GOL – Domestic	9,810	9,327	5.2%
ASK GOL – Foreign Market	1,003	956	4.9%
GOL Load Factor – Total	83.7%	81.3%	2.4 p.p.
GOL Load Factor – Domestic	83.8%	81.0%	2.8 p.p.
GOL Load Factor – Foreign Market	82.3%	84.3%	-2.0 p.p.
Operating Data	3Q23	3Q22	% Var.
Revenue Passengers - Pax on Board ('000)	8,082	6,945	16.4%
Aircraft Utilization (Block Hours/Day)	11.3	11.1	1.8%
Departures	57,284	50,636	13.1%
Total Seats ('000)	9,997	8,938	11.8%
Average Stage Length (km)	1,064	1,150	(7.5%)
Fuel Consumption in the Period (mm liters)	309	278	11.2%
Full-Time Employees (at period end)	13,919	13,751	1.2%
Average Operating Fleet(4)	108	102	5.9%
On-Time Departures	87.3%	92.7%	(5.4 p.p.)
Flight Completion	97.6%	99.6%	(2.0 p.p.)
Lost Baggage (per 1,000 pax)	2.54	2.21	14.9%
Financial Data	3Q23	3Q22	% Var.
Net YIELD (R$ cents)	46.99	44.97	4.5%
Net PRASK (R$ cents)	39.33	36.56	7.6%
Net RASK (R$ cents)	43.15	38.99	10.7%
CASK (R$ cents)	35.52	38.60	(8.0%)
CASK Ex-Fuel (R$ cents)	22.53	21.24	6.1%
CASK for passenger operations (R$ cents) (5)	34.92	38.60	(9.5%)
CASK ex-fuel for passenger operations (R$ cents) (5)	22.28	21.24	4.9%
Breakeven Load Factor Ex-Non Recurring Expenses	68.9%	76.0%	(7.1 p.p.)
Average Exchange Rate(1)	4.88	5.25	(7.0%)
End of Period Exchange Rate(1)	5.01	5.41	(7.4%)
WTI (Average per Barrel, US$)(2)	82.26	91.56	(10.2%)
Fuel Price per Liter (R$)(3)	4.62	6.56	(29.6%)
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.58	0.64	(9.4%)

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liter s credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes non-recurring expenses.

Domestic Market

Demand in the domestic market reached 8,225 million RPK, an increase of 8.9% compared to 3Q22.

Supply in the domestic market reached 9,810 million ASK, representing an increase of 5.2% compared to 3Q22.

Load factor was 83.8% and the Company transported approximately 7.8 million Customers in 3Q23, an increase of 16.5% compared to the same quarter of the previous year.

5

International Market

The supply in the international market, measured in ASK, was 1,003 million and the demand (in RPK) was 825 million. During this period GOL transported approximately 326,000 passengers in this market.

Volume of Departures and Total Seats

In 3Q23, the company's total take-off volume was 57,284, representing an increase of 13.1% compared to 3Q22. The total number of seats made available on the market was 9.9 million, representing an increase of 11.8% compared to the same period in 2022.

PRASK, RASK, and Yield

Net PRASK in 3Q23 was 7.6% higher compared to 3Q22, reaching 39.33 cents (R$). The Company's net RASK was 43.15 cents (R$), representing an increase of 10.7% compared to the same period of the previous year. Net yield recorded in 3Q23 was 46.99 cents (R$), resulting in an increase of 4.5% compared to 3Q22.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's continued and efficient capacity management and pricing.

Fleet

At the end of 3Q23, GOL's total fleet was 141 Boeing 737 aircraft, of which 97 were NGs, 39 were MAXs, and 5 were Cargo NGs. The Company's fleet is 100% composed of medium-sized aircraft (narrowbodies), with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at End of Period	3Q23	3Q22	Var.	2Q23	Var.
Boeing 737	141	145	-4	143	-2
737-700 NG	19	21	-2	19	0
737-800 NG	78	87	-9	82	-4
737-800 NG Freighters	5	0	5	4	1
737-MAX 8	39	37	2	38	1

As of September 30, 2023, GOL had 106 firm orders for the acquisition of Boeing 737-MAX aircraft, 69 of which were for the 737-MAX 8 model and 37 for the 737-MAX 10 model. Until the end of this quarter, the Company’s returned seven 737NG aircraft.

6

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor). acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas. a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea. traded on the London Stock Exchange. serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash. financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight. plus taxi time.
•	LESSOR: The party renting a property or other asset to another party. the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case. flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back. enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

7

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the three-month and nine-month periods ended on September 30, 2023. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Ernst & Young Auditores Independentes S/S Ltda., and the information and explanations we have received during the quarter, we conclude that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, November 03, 2023.

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

Marcela de Paiva Bomfim Teixeira

Member of the Statutory Audit Committee

Philipp Schiemer

Member of the Statutory Audit Committee

8

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under CVM Instruction 80/2022, the executive officers state that they have discussed, reviewed and agreed with the parent company and consolidated quarterly information (ITR) for the three-month and nine-month periods ended on September 30, 2023.

São Paulo, November 03, 2023.

Celso Guimarães Ferrer Junior

Chief Executive Officer

Mario Tsuwei Liao

Chief Financial Officer and Investor Relations Officer

9

Statement of the Executive Officers on the Independent Auditors’ Review Report

Under CVM Instruction 80/2022, the Executive Board states that it has discussed, reviewed and agreed with the conclusion of the review report from the independent auditor, Ernst & Young Auditores Independentes S/S Ltda., on the parent company and consolidated quarterly information (ITR) for the three-month and nine-months periods ended on September 30, 2023.

São Paulo, November 03, 2023.

Celso Guimarães Ferrer Junior

Chief Executive Officer

Mario Tsuwei Liao

Chief Financial Officer and Investor Relations Officer

10

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS)

Independent auditor’s review report on quarterly information

To the

Management and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) for the quarter ended September 30, 2023, comprising the statement of financial position as of September 30, 2023 and the related statements of profit or loss and of comprehensive income (loss) for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

11

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Material uncertainty related to the Company`s ability to continue as a going concern

We draw attention to note 1.2 to the individual and consolidated interim financial information, which states that, according to the individual and consolidated statement of financial position as of September 30, 2023, the Company presented negative shareholders’ equity of R$22,029 million, as well as an excess of current liabilities over current assets, individual and consolidated, by R$754 million and R$10,457 million, respectively. As disclosed in note 1.2, these events or conditions, together with other matters described in note 1.2, indicate the existence of a material uncertainty about the Company’s ability to continue as a going concern. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information include the individual and consolidated statement of value added (SVA) for the nine-month period ended September 30, 2023, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, November 03, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Original report in Portuguese signed by

Bruno Mattar Galvão
Accountant CRC SP-267770/O

12

Balance Sheets September 30, 2023 and December 31, 2022 (In thousands of Brazilian Reais)

Balance Sheet

		Parent Company		Consolidated
Assets	Note	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Current
Cash and Cash Equivalents	6	315,098	179	523,141	169,035
Financial Investments	7	4,483	4,814	381,788	404,113
Trade Receivables	8	-	-	1,044,733	887,734
Inventories	9	-	-	438,958	438,865
Deposits	10	-	-	277,569	380,267
Advances to Suppliers and Third Parties	11	34,347	36,996	387,387	302,658
Taxes to Recover	12	3,071	3,975	231,158	195,175
Rights from Derivative Transactions	33.2	769	-	16,418	16,250
Other Credits		67,970	63,858	237,943	199,446
Total Current		425,738	109,822	3,539,095	2,993,543

Non-current
Financial Investments	7	-	1	88,784	19,305
Deposits	10	47,464	45,042	2,413,217	2,279,503
Advances to Suppliers and Third Parties	11	-	-	100,269	49,698
Taxes to Recover	12	-	12,925	14,548	53,107
Rights from Derivative Transactions	33.2	-	7,002	-	13,006
Deferred Taxes	13	75,829	76,907	76,169	77,251
Other Credits		54	17	22,164	33,187
Credits with Related Companies	28.1	7,515,424	7,084,848	-	-
Property, Plant & Equipment	14	422,140	416,348	9,036,277	9,588,696
Intangible Assets	15	-	-	1,900,859	1,862,989
Total Non-Current		8,060,911	7,643,090	13,652,287	13,976,742

Total		8,486,649	7,752,912	17,191,382	16,970,285

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

13

Balance Sheets September 30, 2023 and December 31, 2022 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Current
Loans and Financing	16	773,430	274,733	1,152,079	1,126,629
Leases to Pay	17	-	-	1,802,747	1,948,258
Suppliers	18	90,994	41,520	2,118,909	2,274,503
Suppliers - Forfaiting	19	-	-	40,253	29,941
Salaries, Wages and Benefits		39	132	670,415	600,451
Taxes Payable	20	625	478	185,813	258,811
Landing Fees		-	-	1,553,144	1,173,158
Advance Ticket Sales	21	-	-	3,637,213	3,502,556
Mileage Program	22	-	-	1,591,674	1,576,849
Advances from Customers		-	-	373,511	354,904
Provisions	23	-	-	538,291	634,820
Derivatives Liabilities	33.2	-	-	-	519
Other Liabilities		314,854	337,612	332,095	379,848
Total Current		1,179,942	654,475	13,996,144	13,861,247

Non-Current
Loans and Financing	16	8,542,198	10,149,073	9,267,296	10,858,262
Leases to Pay	17	-	-	8,005,255	9,258,701
Suppliers	18	-	-	112,204	45,451
Salaries, Wages and Benefits		-	-	532,095	285,736
Taxes Payable	20	-	-	359,949	265,112
Landing Fees		-	-	161,038	218,459
Mileage Program	22	-	-	172,387	292,455
Provisions	23	-	-	2,891,506	2,894,983
Derivatives Liabilities	33.2	3,409,360	-	3,409,360	17
Deferred Taxes	13	-	-	40,193	36,354
Obligations to Related Parties	28.1	142,832	145,434	-	-
Provision for Investment Losses	24	17,036,786	17,910,984	-	-
Other Liabilities		204,535	251,761	272,959	312,323
Total Non-Current		29,335,711	28,457,252	25,224,242	24,467,853

Shareholders’ Equity
Share Capital	25.1	4,040,661	4,040,397	4,040,661	4,040,397
Treasury Shares	25.2	(17,534)	(38,910)	(17,534)	(38,910)
Capital Reserve		441,472	1,178,568	441,472	1,178,568
Equity Valuation Adjustments		(600,669)	(770,489)	(600,669)	(770,489)
Accumulated Losses		(25,892,934)	(25,768,381)	(25,892,934)	(25,768,381)
Negative Shareholders’ Equity (Deficit)		(22,029,004)	(21,358,815)	(22,029,004)	(21,358,815)

Total		8,486,649	7,752,912	17,191,382	16,970,285

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

14

Income Statement Three-month and nine-month periods ending on September 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Operating Revenues (Expenses)
Selling Expenses	30	-	(28)	(261)	(314)
Administrative Expenses	30	(39,355)	(18,407)	(92,582)	(49,594)
Other Revenues and Expenses, Net	30	40,817	(155,270)	42,427	(91,191)
Total Operating Expenses		1,462	(173,705)	(50,416)	(141,099)

Equity Income	24	(516,413)	(1,077,661)	693,614	(1,315,154)

Operating Profit (Loss) before Financial Income (Expenses) and Income Taxes		(514,951)	(1,251,366)	643,198	(1,456,253)

Financial Income (Expenses)
Financial Revenues	31	80,504	76,222	386,674	171,479
Financial Expenses	31	(520,329)	(242,007)	(1,196,043)	(658,281)
Derivative Financial Instruments	31	(11,232)	6,341	8,868	39,901
Financial Revenues (Expenses), Net		(451,057)	(159,444)	(800,501)	(446,901)

Loss before Monetary and Exchange Rate Variation		(966,008)	(1,410,810)	(157,303)	(1,903,154)

Monetary and Foreign Exchange Rate Variations, Net	31	(321,111)	(137,849)	47,222	115,065

Loss before Income Tax and Social Contribution		(1,287,119)	(1,548,659)	(110,081)	(1,788,089)

Income Tax and Social Contribution
Current		(13,394)	-	(13,394)	-
Deferred		146	(210)	(1,078)	(4,294)
Total Income Tax and Social Contribution	13	(13,248)	(210)	(14,472)	(4,294)

Loss for the Period		(1,300,367)	(1,548,869)	(124,553)	(1,792,383)

Basic and Diluted (Loss)	26
Per Common Share		(0.089)	(0.106)	(0.008)	(0.126)
Per Preferred Share		(3.110)	(3.714)	(0.298)	(4.418)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

15

Income Statement Three-month and nine-month periods ending on September 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended on		Nine-month period ended on
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net Revenue
Passenger Transportation		4,252,854	3,759,682	12,509,755	9,767,176
Cargo and Others		412,592	249,924	1,221,811	704,937
Total Net Revenue	29	4,665,446	4,009,606	13,731,566	10,472,113

Cost of Services	30	(3,116,941)	(3,248,879)	(9,631,796)	(8,580,538)
Gross Profit (Loss)		1,548,505	760,727	4,099,770	1,891,575

Operating Revenues (Expenses)
Selling Expenses	30	(311,552)	(284,857)	(886,762)	(822,232)
Administrative Expenses	30	(515,688)	(345,151)	(1,448,469)	(1,013,927)
Other Revenues and Expenses, Net	30	103,790	(89,994)	394,213	(129,464)
Total Operating Expenses		(723,450)	(720,002)	(1,941,018)	(1,965,623)

Loss before Financial Income (Expenses) and Income Taxes		825,055	40,725	2,158,752	(74,048)

Financial Income (Expenses)
Financial Revenues	31	48,005	61,139	319,618	110,499
Financial Expenses	31	(1,127,066)	(872,709)	(3,046,078)	(2,452,018)
Derivative Financial Instruments	31	910	(28,388)	(3,547)	5,095
Financial Revenues (Expenses), Net		(1,078,151)	(839,958)	(2,720,007)	(2,336,424)

Loss before Monetary and Exchange Rate Variation		(253,096)	(799,233)	(561,255)	(2,410,472)

Monetary and Foreign Exchange Rate Variations, Net	31	(1,002,461)	(737,982)	477,480	642,787

Loss before Income Tax and Social Contribution		(1,255,557)	(1,537,215)	(83,775)	(1,767,685)

Income Tax and Social Contribution
Current		(20,306)	(3,682)	(36,013)	(6,769)
Deferred		(24,504)	(7,972)	(4,765)	(17,929)
Total Income Tax and Social Contribution	13	(44,810)	(11,654)	(40,778)	(24,698)

Loss for the Period		(1,300,367)	(1,548,869)	(124,553)	(1,792,383)

Basic and Diluted (Loss)	26
Per Common Share		(0.089)	(0.106)	(0.008)	(0.126)
Per Preferred Share		(3.110)	(3.714)	(0.298)	(4.418)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

16

Comprehensive Income Statements Three-month and nine-month periods ended on September 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company and Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Loss for the Period	(1,300,367)	(1,548,869)	(124,553)	(1,792,383)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	12,554	(10,191)	177,834	164,429
Cumulative Translation Adjustment from Subsidiaries	(3,950)	(1,786)	(8,014)	(2,657)
	8,604	(11,977)	169,820	161,772

Total Comprehensive Income (Expenses) for the Period	(1,291,763)	(1,560,846)	45,267	(1,630,611)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

17

Statements of Changes in Shareholders’ Equity Periods ended on September 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

				Capital Reserves			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects from Changes in the Equity Interest	Accumulated Losses	Total
Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	164,429	-	(2,657)	-	-	161,772
Loss for the Period	-	-	-	-	-	-	-	-	-	-	(1,792,383)	(1,792,383)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	164,429	-	(2,657)	-	(1,792,383)	(1,630,611)
Stock Option	-	-	-	-	-	13,182	-	-	-	-	-	13,182
Capital Increase due to Stock Options Exercised	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282
Capital Increase	-	-	-	946,345	-	-	-	-	-	-	-	946,345
Transfer of Treasury Shares	-	-	2,566	(1,515)	-	(1,051)	-	-	-	-	-	-
Sale of treasury shares	-	-	37	-	-	-	-	-	-	-	-	37
Balances on September 30, 2022	4,040,397	-	(38,911)	955,850	83,229	126,593	(754,372)	14,855	(1,625)	(150,168)	(25,999,291)	(21,723,443)

Balances on December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	177,834	-	(8,014)	-	-	169,820
Net Income for the Period	-	-	-	-	-	-	-	-	-	-	(124,553)	(124,553)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	177,834	-	(8,014)	-	(124,553)	45,267
Stock options exercised (Note 25.1)	264	-	-	-	-	-	-	-	-	-	-	264
Share-based payments expense	-	-	-	-	-	10,764	-	-	-	-	-	10,764
Fair Value Result in Transaction with Controlling Shareholder (Note 16.1.4)	-	-	-	(822,193)	-	-	-	-	-	-	-	(822,193)
Treasury shares transferred	-	-	21,376	(17,352)	-	(4,024)	-	-	-	-	-	-
Subscription Warrant (Note 25.3)	-	-	-	-	95,709	-	-	-	-	-	-	95,709
Balances on September 30, 2023	4,040,661	-	(17,534)	116,199	178,938	146,335	(435,519)	(2,659)	(12,323)	(150,168)	(25,892,934)	(22,029,004)

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

18

Cash Flow Statements Periods ended on September 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Loss for the Period	(124,553)	(1,792,383)	(124,553)	(1,792,383)
Adjustments to Reconcile the Income (Loss) to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	677,287	806,750
Depreciation and Amortization – Others	-	-	554,525	451,563
Allowance for Expected Loss on Trade Receivables	-	-	(2,952)	(557)
Provisions for Inventory Obsolescence	-	-	492	575
Provision for Impairment of Deposits	-	-	-	6,284
Provision for Losses on Advance to Suppliers and Third Parties	-	-	-	(1,087)
Adjustment to Present Value of Provision	-	-	141,557	153,747
Deferred Taxes	1,078	4,294	4,767	17,929
Equity Pickup	(693,614)	1,315,154	-	-
Write-off of Property, Plant & Equipment and Intangible Assets	-	-	48,296	43,340
Sale-Leaseback	-	102,277	(115,563)	(133,053)
Leases Contractual Amendment	-	-	(68,085)	-
Recognition (Reversal) of Provisions	-	-	664,598	273,023
Exchange Rate and Cash Changes, Net	(223,567)	(95,109)	(1,634,043)	(642,122)
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	1,087,517	510,570	2,176,064	1,732,379
Discount on financing operations	(98,535)	-	(98,535)	-
Result of derivatives recognized in profit or loss	(8,867)	(39,901)	94,079	79,125
Share-Based Compensation	-	-	10,764	13,182
Other Provisions	-	-	(17,923)	(4,020)
Adjusted Net Income (Expenses)	(60,541)	4,902	2,310,775	1,004,675

Changes in Operating Assets and Liabilities:
Financial Investments	332	(578)	787,750	(55,415)
Trade Receivables	-	-	(154,871)	(105,575)
Inventories	-	-	(585)	(150,729)
Deposits	(2,422)	(2,900)	(44,621)	(258,447)
Advance to Suppliers and Third Parties	2,649	(38,209)	(115,910)	(116,271)
Taxes to Recover	13,829	(3,577)	2,576	743
Variable Leases	-	-	1,429	1,574
Suppliers	(39,309)	(53,133)	(166,555)	144,533
Suppliers – Forfaiting	-	-	10,312	7,208
Salaries, Wages and Benefits	(93)	(105)	316,323	362,887
Taxes Payable	147	131	21,839	274,815
Landing Fees	-	-	322,565	165,780
Advance Ticket Sales	-	-	134,657	1,044,790
Mileage program	-	-	(105,243)	238,853
Advances from Customers	-	-	(29,162)	(103,348)
Provisions	-	-	(814,685)	(303,017)
Derivatives	-	-	(1,805)	(56,872)
Other Credits (Liabilities), Net	(74,132)	94,901	(114,421)	(171,909)
Interest Paid	(449,588)	(512,206)	(682,564)	(737,437)
Income Tax and Social Contribution Paid	-	(112)	-	(557)
Net Cash (Used in) from Operating Activities	(609,128)	(510,886)	1,677,804	1,186,281

19

Cash Flow Statements Periods ended on September 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Loans to Related Parties	(468,229)	345,864	-	-
Prepayment for Future Capital Increase in a Subsidiary	-	(1,128,568)	-	-
Advance for Property, Plant & Equipment Acquisition, Net	-	(81,648)	-	(156,081)
Acquisition of Property, Plant & Equipment	(7,305)	-	(511,035)	(507,524)
Sale-Leaseback Transactions Received	-	69,819	232	69,819
Acquisition of Intangible Assets	-	-	(104,791)	(91,898)
Net Cash Flows (Used in) from Investment Activities	(475,534)	(794,533)	(615,594)	(685,684)

Funding of Borrowings	1,409,181	-	1,409,181	110,000
Loan Payments	(108,585)	-	(442,692)	(268,960)
Lease Payments - Aircraft	-	-	(1,677,102)	(1,586,217)
Lease Payments - Others	-	-	(31,539)	(30,453)
Loans from Related Parties	3,254	135,252	-	-
Capital Increase	264	947,627	264	947,627
Shares to Issue	95,709	-	95,709	-
Sale of treasury shares	-	37	-	37
Net Cash Flows (Used in) from Financing Activities	1,399,823	1,082,916	(646,179)	(827,966)

Foreign Exchange Variation on Cash Held in Foreign Currencies	(242)	12,737	(61,925)	(9,716)

Net Increase (Decrease) in Cash and Cash Equivalents	314,919	(209,766)	354,106	(337,085)

Cash and Cash Equivalents at the Beginning of the Fiscal Year	179	210,941	169,035	486,258
Cash and Cash Equivalents at the End of the Period	315,098	1,175	523,141	149,173

Transactions that do not affect cash are presented in Note 34 of this Quarterly Information.

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

20

Statement of Value Added Periods ended on September 30, 2023 and 2022 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues
Passenger, Cargo, and Other Transportation	-	-	13,842,948	10,868,624
Other Operating Revenues	42,641	106,751	524,677	307,547
Allowance for Expected Loss on Trade Receivables	-	-	2,952	557
	42,641	106,751	14,370,577	11,176,728
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(4,556,928)	(4,561,951)
Materials, Energy, Third-Party Services, and Others	(90,055)	(243,666)	(3,692,164)	(2,821,586)
Aircraft Insurance	-	-	(34,740)	(33,961)
Sales and Marketing	(261)	(285)	(653,897)	(619,190)
Gross Added Value	(47,675)	(137,200)	5,432,848	3,140,040

Depreciation - Aircraft Right of Use	-	-	(677,287)	(806,750)
Depreciation and Amortization - Others	-	-	(554,525)	(451,563)
Net Added Value Produced by the Company	(47,675)	(137,200)	4,201,036	1,881,727

Added Value Received on Transfers
Equity Income	693,614	(1,315,154)	-	-
Derivative Financial Instruments	8,868	39,901	(3,547)	5,095
Financial Revenue	321,387	157,237	271,253	106,560
Total Value Added (Distributed) to Distribute	976,194	(1,255,216)	4,468,742	1,993,382

Distribution of Value Added:
Direct Compensation	2,390	2,994	1,241,855	1,100,691
Benefits	-	-	164,767	164,698
FGTS	-	-	99,984	93,485
Personnel	2,390	2,994	1,506,606	1,358,874

Federal	16,634	9,451	410,142	560,625
State	-	-	29,907	14,962
Municipal	-	-	1,885	1,137
Taxes, Fees, and Contributions	16,634	9,451	441,934	576,724

Interest and Exchange Rate Change - Aircraft Leases	-	-	484,159	592,267
Interest and Exchange Rate Change - Others	1,081,715	524,682	1,896,775	1,035,519
Rents	-	-	163,415	75,020
Others	8	40	100,406	147,361
Third-Party Capital Compensation	1,081,723	524,722	2,644,755	1,850,167

(Loss) for the Period	(124,553)	(1,792,383)	(124,553)	(1,792,383)
Shareholders’ Equity Compensation	(124,553)	(1,792,383)	(124,553)	(1,792,383)

Total Value Added Distributed (to Distribute)	976,194	(1,255,216)	4,468,742	1,993,382

The explanatory notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on September 30, 2023, is shown below:

22

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's equity interest in the capital stock of its subsidiaries, on September 30, 2023, is presented below:

Entity	Incorporation Date	Location	Principal Activity	Type of Control	% of Interest in the share capital
					Sep 30, 23	Dec 31, 22
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Fidelidade	February 6, 2023	Brazil	Loyalty program	Indirect	100.00	-
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are presented in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Fidelidade, incorporated in February 2023, is also in a pre-operational stage and aims to development and management of a customer loyalty program, whether own or third-party; the sale of rights to redeem prizes within the scope of the customer loyalty program; and provide general tourism services, among others.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in that country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of these funds.

1.2.	Capital Structure and Net Current Capital

On September 30, 2023, the Company’s negative individual and consolidated net working capital reached R$754,204 and R$10,457,049, respectively (R$544,653 and R$10,867,704 negative on December 31, 2022). On September 30, 2023, the current liabilities for transport services to be performed and the mileage program total R$5,228,887 (R$5,079,405 on December 31, 2022), which are expected to be substantially settled by the Company.

On September 30, 2023, the Company still presents a negative equity position of R$22,029,004 (negative R$21,358,815 on December 31, 2022). The observed variation is primarily due to the recognition of fair value in a transaction with Abra (see explanatory note 16.1.4) and losses for the period.

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 94.0% of the indebtedness (loans, financing and leases) is linked to US dollars (“US$”) and 47.2% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken a series of measures to adjust its capital structure and preserve liquidity and efficiency in its cost indicators. During the pandemic, the focus was on adjusting the fleet size to match seat capacity with demand levels, thereby maintaining high occupancy rates while improving productivity and efficiency in fixed costs. By the end of 2022, having almost returned to the same level of capacity and operational fleet size to its pre-pandemic levels, the Company achieved dollar unit costs similar to those prior to the pandemic, mitigating the effects of inflationary cost pressures, currency devaluation, and higher aviation fuel prices. Consumer demand for leisure air travel remains robust, even amidst a slower recovery in corporate demand, which has resulted in a 40% increase in fare levels compared to pre-pandemic levels and occupancy rates above 80%.

During the nine-month period ending on September 30, 2023, the Company completed a capital markets structuring operation with Abra Group for up to $1.4 billion, through which it obtained new capital resources and refinanced approximately 63% of its debts due in 2024, 2025, and 2026, extending the average maturity to 2028 by over 3 years. The nearest maturity date, related to ESN 2024, had 90% refinanced under this arrangement. Additionally, the Company refinanced short-term debts. The Company continues to work on improving its operational efficiency, increasing profitability, and, along with its fleet transformation process, aims to deleverage and strengthen its balance sheet.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, the Company’s individual and consolidated quarterly information for the period ended on September 30, 2023, has been prepared on the assumption of a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business, in accordance with the business plan prepared by the Management, reviewed and approved at least annually by the Board of Directors. Therefore, these individual and consolidated quarterly information do not include any adjustments that may result from the inability to continue operating.

1.3.	Cargo and Logistics Services Agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. During the period ended on September 30, 2023, the Company received 3 cargo aircraft, totaling 5 cargo aircraft in operation on this date.

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

1.4.	Agreement between the Controlling Shareholder and Main Investors of Avianca

In May, 2022, the Company announced that its controlling shareholder, MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”), had entered into a Master Contribution Agreement with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”).

Under the terms of the Master Contribution Agreement, MOBI FIA contributed its shares in GOL, and the main investors of Avianca Holding contributed their shares in Avianca Holding to Abra Group Limited (“Abra”), a privately held company, incorporated under the laws of England and Wales. Additionally, the parties agreed to enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra.

GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

1.5.	Acquisition of MAP Transportes Aéreos

In June, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

In December, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled, therefore, on September 30, 2023, there are no impacts on the individual and consolidated Company's Quarterly Information.

MAP may be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments, with the assumption of up to R$100 million in MAP's financial commitments. On September 30, 2023, these conditions have not yet been finalized.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company Quarterly Information were prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

25

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Parent Company and Consolidated Quarterly Information (ITR) was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian Reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified when applicable.

The Parent Company and Consolidated Quarterly Information (ITR) preparation requires the Management to make judgments, use estimates, and adopt assumptions affecting the amounts presented of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

When preparing this Parent Company and Consolidated Quarterly Information (ITR), the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2022, as well as the update of relevant information included in the annual financial statements disclosed on March 21, 2023.

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information (ITR) has been prepared based on historical cost, except for the following material items recognized in the statements of financial position:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Quarterly Information (ITR) for the period ended September 30, 2023, has been prepared considering that the Company will continue as a going concern, as per Note 1.2.

3.	Approval of the Parent Company and Consolidated Quarterly Information

The Board of Directors authorized this Parent Company and Consolidated Quarterly Information (ITR) at a Meeting held on November 03, 2023.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2022, released on March 21, 2023.

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

The following amendments to accounting standards became effective for periods beginning after January 1, 2023:

•      Definition of accounting estimates (Amendments to IAS 8);

•      Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2);

•      Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction (Amendments to IAS 12);

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

These changes did not impact the Company's quarterly information.

4.2.	Changes in standards that are not yet effective

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional disclosure of these arrangements to assist financial statement users in understanding the effects of supplier financing agreements on an entity's liabilities, cash flows, and liquidity risk exposure. These amendments will be effective for annual reporting periods beginning on or after January 1, 2024. It is not expected to have a material impact on the Company's financial statements as a result of these changes. Finally, the Company has not opted for early adoption.

4.3.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the transactions' date. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and Foreign Exchange Rate Variation, Net” in the income statement for the period.

The main exchange rates in Brazilian Reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2022
U.S. Dollar	5.0076	5.2177	5.0102	5.1325
Argentinian Peso	0.0143	0.0295	0.0215	0.0433

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Cash and Bank Deposits	311,241	47	430,643	121,660
Cash Equivalents	3,857	132	92,498	47,375
Total	315,098	179	523,141	169,035

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Domestic Currency
Private Bonds	-	-	-	10
Automatic Investments	3,857	132	92,498	47,334
Total Domestic Currency	3,857	132	92,498	47,344

Foreign Currency
Private Bonds	-	-	-	31
Total Foreign Currency	-	-	-	31

Total	3,857	132	92,498	47,375

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Domestic Currency
Automated financial investments	10.0% of CDI	-	-	60,800	-
Government Bonds	100.4% of CDI	-	-	1,987	3,880
Private Bonds	98.3% of CDI	635	753	204,861	253,386
Investment Funds	78.8% of CDI	3,848	4,062	10,077	10,576
Total Domestic Currency		4,483	4,815	277,725	267,842

Foreign Currency
Investment Funds	9.52%	-	-	192,847	155,576
Total Foreign Currency		-	-	192,847	155,576

Total		4,483	4,815	470,572	423,418

Current		4,483	4,814	381,788	404,113
Non-current		-	1	88,784	19,305

Of the total amount recorded in the parent company and in the consolidated on September 30, 2023, R$4,355 and R$276,136 (R$4,701 and R$266,553 on December 31, 2022), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

28

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
8.	Trade Receivables

	Consolidated
	September 30, 2023	December 31, 2022
Domestic Currency
Credit Card Administrators	345,087	287,754
Travel Agencies	423,991	317,487
Cargo Agencies	71,104	45,986
Partner Airlines	10,541	12,465
Others	43,446	31,477
Total Domestic Currency	894,169	695,169

Foreign Currency
Credit Card Administrators	97,008	80,812
Travel Agencies	46,084	83,517
Cargo Agencies	844	968
Partner Airlines	20,833	33,075
Others	5,391	16,741
Total Foreign Currency	170,160	215,113

Total Receivables	1,064,329	910,282

Estimated Losses from Doubtful Accounts	(19,596)	(22,548)

Total	1,044,733	887,734

The aging list of trade receivables, net of allowance for estimated losses from doubtful accounts, is as follows:

	Consolidated
	September 30, 2023	December 31, 2022
To be Due
Until 30 days	217,547	722,923
From 31 to 60 days	419,364	48,923
From 61 to 90 days	252,422	16,681
From 91 to 180 days	36,764	381
From 181 to 360 days	32,490	23,590
Over 360 days	1,259	7
Total to be Due	959,846	812,505

Overdue
Until 30 days	31,485	46,856
From 31 to 60 days	3,707	9,321
From 61 to 90 days	12,442	3,383
From 91 to 180 days	23,789	9,845
From 181 to 360 days	11,814	2,598
Over 360 days	1,650	3,226
Total Overdue	84,887	75,229

Total	1,044,733	887,734

The changes in the expected loss on trade receivables are as follows:

Consolidated
September 30, 2023
Balance at the Beginning of the Fiscal Year	(22,548)
(Additions) reversals	2,952
Balance at the End of the Period	(19,596)

29

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
9.	Inventories

	Consolidated
	September 30, 2023	December 31, 2022
Consumables	35,506	26,494
Parts and Maintenance Materials	326,770	365,659
Advances to Suppliers	76,682	46,712
Total	438,958	438,865

The changes in the provision for obsolescence are as follows:

Consolidated
September 30, 2023
Balances at the Beginning of the Fiscal Year	(9,611)
Additions	(492)
Write-Offs	787
Balances at the End of the Period	(9,316)

10.	Deposits

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Maintenance Deposits	-	-	1,183,380	1,134,389
Court Deposits	47,464	45,042	566,786	591,177
Deposit in Guarantee for Lease Agreements	-	-	940,620	934,204
Total	47,464	45,042	2,690,786	2,659,770

Current	-	-	277,569	380,267
Non-current	47,464	45,042	2,413,217	2,279,503

10.1.	Maintenance deposits

The Company makes deposits in US dollars for aircraft and engine overhauling, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to perform maintenance internally or through its suppliers. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On September 30, 2023, no letters of credit had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on September 30, 2023, was R$194,796 (R$231,222 on December 31, 2022).

30

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On September 30, 2023, the balance of these reserves was R$988,584 (R$903,167 on December 31, 2022).

10.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until resolving the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, their exclusion and respective release of the retained funds are demanded whenever blocks occur.

10.3.	Deposits in guarantee for lease agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Advance to Domestic Suppliers	-	-	289,326	227,036
Advances to Foreign Suppliers	-	1,208	130,017	65,141
Advance for Materials and Repairs	34,347	35,788	68,313	60,179
Total	34,347	36,996	487,656	352,356

Current	34,347	36,996	387,387	302,658
Non-current	-	-	100,269	49,698

12.	Taxes to Recover

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Income Tax and Social Contribution to Recover	3,071	16,900	139,229	36,249
PIS and COFINS to Recover	-	-	72,269	187,322
Value Added Tax (VAT), Abroad	-	-	7,528	6,037
Others	-	-	26,680	18,674
Total	3,071	16,900	245,706	248,282

Current	3,071	3,975	231,158	195,175
Non-current	-	12,925	14,548	53,107

31

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2022	Result	September 30, 2023	December 31, 2022	Result	Shareholders’ Equity (*)	September 30, 2023
Deferred Assets (Liabilities) – GOL and Smiles Argentina
Tax Losses	54,919	-	54,919	54,919	-	-	54,919
Negative Basis of Social Contribution	19,770	-	19,770	19,770	-	-	19,770
Temporary Differences:
Provision for Losses on Other Credits	2,174	(1,034)	1,140	2,174	(1,034)	-	1,140
Provision for Legal Proceedings and Tax Liabilities	44	(44)	-	45	(45)	-	-
Others	-	-	-	343	151	(154)	340
Total Deferred Tax Assets	76,907	(1,078)	75,829	77,251	(928)	(154)	76,169
Deferred Assets (Liabilities) - GLA
Temporary Differences:
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(227,878)	(53,258)	-	(281,136)
Breakage Provision	-	-	-	(300,029)	(62,345)	-	(362,374)
Goodwill Amortization for Tax Purposes	-	-	-	(190,211)	(35,185)	-	(225,396)
Derivative Transactions	-	-	-	22,185	4,534	-	26,719
Estimated Losses on Doubtful Accounts – Trade Receivables and Other Receivables	-	-	-	200,790	8,774	-	209,564
Provision for Aircraft and Engine Return	-	-	-	306,149	(16,411)	-	289,738
Provision for Legal Proceedings and Tax Liabilities	-	-	-	274,883	40,269	-	315,152
Aircraft Leases and Others	-	-	-	187,255	126,972	-	314,227
Others	-	-	-	43,728	(17,189)	-	26,539
Total Deferred Tax Liabilities	-	-	-	(36,354)	(3,839)	-	(40,193)
Total Effect of Deferred Taxes in the Income (Expenses)		(1,078)	-	-	4,765	-

(*) Exchange rate change recognized in other comprehensive income.

The Company’s Management considers that the deferred assets and liabilities recognized on September 30, 2023, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2023	7,571
2024	13,104
2025	10,326
2026	8,690
2027	9,799
2027 onwards	25,199
Total	74,689

32

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2023	December 31, 2022
Accumulated Income Tax Losses and Negative Bases of Social Contribution	15,912,326	14,989,912
Potential Tax Credit (34%)	5,410,191	5,096,570

13.2.	Reconciliation of income tax and social contribution expense

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the periods ended September 30, 2023, and 2022 is shown below:

	Parent Company
	Three-month period ended on		Nine-month period ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Income (Loss) before Income Tax and Social Contribution	(1,287,119)	(1,548,659)	(110,081)	(1,788,089)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	437,620	526,544	37,428	607,950

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	(175,580)	(366,405)	235,829	(447,152)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(171,985)	(38,847)	(299,297)	(126,767)
Nondeductible Expenses, Net	(16,046)	(73,337)	(20,227)	(77,479)
Exchange Rate Change on Foreign Investments	(90,113)	(47,236)	36,478	40,939
Benefit Not Constituted on Tax Losses and Negative Basis	2,856	(929)	(4,683)	(1,785)
Total Income Tax and Social Contribution	(13,248)	(210)	(14,472)	(4,294)

Income Tax and Social Contribution
Current	(13,394)	-	(13,394)	-
Deferred	146	(210)	(1,078)	(4,294)
Total Income Tax and Social Contribution	(13,248)	(210)	(14,472)	(4,294)

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Income (Loss) before Income Tax and Social Contribution	(1,255,557)	(1,537,215)	(83,775)	(1,767,685)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	426,889	522,653	28,484	601,013

Adjustments to Calculate the Actual Tax Rate:
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(92,884)	(10,857)	(83,832)	(31,556)
Nondeductible Expenses, Net	(42,621)	(86,762)	(103,995)	(121,906)
Exchange Rate Change on Foreign Investments	(120,198)	(59,088)	(82,185)	14,649
Tax Benefit	30,973	-	104,263	-
Benefit Not Constituted on Tax Losses, Negative Basis and Temporary Differences	(246,969)	(377,600)	96,487	(486,898)
Total Income Tax and Social Contribution	(44,810)	(11,654)	(40,778)	(24,698)

Income Tax and Social Contribution
Current	(20,306)	(3,682)	(36,013)	(6,769)
Deferred	(24,504)	(7,972)	(4,765)	(17,929)
Total Income Tax and Social Contribution	(44,810)	(11,654)	(40,778)	(24,698)
34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.	Property, Plant & Equipment

14.1.	Parent Company

On September 30, 2023 and December 31, 2022, the balance of property, plant and equipment was R$422,140 in subsidiary GAC, (R$416,348 on December 31, 2022), mainly due to advances in aircraft acquisition.

14.2.	Consolidated
		December 31, 2022							September 30, 2023
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs and Transfers	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - RoU(1) with Purchase Option	10.68%	1,406,085	(69,869)	1,336,216	14,939	-	(89,823)	(39,573)	1,221,759	1,380,225	(158,466)
Aircraft - RoU(1) with no Purchase Option	16.80%	8,148,917	(2,827,551)	5,321,366	132,379	(45,274)	(559,509)	(3,692)	4,845,270	7,996,962	(3,151,692)
Spare Parts and Engines - Own (3) (4)	7.29%	2,188,299	(1,061,674)	1,126,625	210,881	-	(109,435)	(55,369)	1,172,702	2,204,816	(1,032,114)
Spare Parts and Engines - RoU(1)	44.39%	146,188	(91,077)	55,111	88,738	-	(27,955)	-	115,894	231,765	(115,871)
Aircraft and Engine Overhauling	44.48%	3,447,804	(2,453,250)	994,554	329,915	-	(343,669)	(25,396)	955,404	3,385,667	(2,430,263)
Tools	10.00%	63,183	(36,326)	26,857	4,267	-	(3,354)	(119)	27,651	67,033	(39,382)
		15,400,476	(6,539,747)	8,860,729	781,119	(45,274)	(1,133,745)	(124,149)	8,338,680	15,266,468	(6,927,788)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,996	(10,349)	1,647	1,450	-	(549)	-	2,548	12,997	(10,449)
Machinery and Equipment	10.00%	62,926	(51,514)	11,412	1,530	-	(1,427)	(7)	11,508	63,908	(52,400)
Furniture and Fixtures	10.00%	33,870	(23,549)	10,321	1,047	-	(1,553)	(31)	9,784	34,769	(24,985)
Computers, Peripherals and Equipment	19.77%	52,220	(42,317)	9,903	3,869	-	(3,723)	(30)	10,019	46,495	(36,476)
Computers, Peripherals and Equipment – RoU(1)	50.00%	33,518	(25,579)	7,939	-	-	(4,109)	-	3,830	33,518	(29,688)
Third-Party Property Improvements	22.20%	185,621	(176,432)	9,189	-	-	(3,965)	(64)	5,160	185,526	(180,366)
Third-Party Properties - RoU(1)	18.25%	254,130	(43,603)	210,527	2,201	13,738	(15,820)	-	210,646	270,069	(59,423)
Construction in Progress	-	14,456	-	14,456	599	-	-	-	15,055	15,055	-
		648,737	(373,343)	275,394	10,696	13,738	(31,146)	(132)	268,550	662,337	(393,787)

Impairment Losses (2)	-	(20,488)	-	(20,488)	5,506	-	-	-	(14,982)	(14,982)	-
Total Property, Plant & Equipment in Use		16,028,725	(6,913,090)	9,115,635	797,321	(31,536)	(1,164,891)	(124,281)	8,592,248	15,913,823	(7,321,575)

Advance to Suppliers	-	473,061	-	473,061	(27,519)	-	-	(1,513)	444,029	444,029	-
Total		16,501,786	(6,913,090)	9,588,696	769,802	(31,536)	(1,164,891)	(125,794)	9,036,277	16,357,852	(7,321,575)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On September 30, 2023 and December 31,2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026 and Senior Secured Notes 2028, as per Note 16.
(4)	On September 30, 2023, 3 engines (19 engines on December 31, 2022) are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.
35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2022					September 30, 2023
		Historical cost	Accumulated amortization	Net opening Balance	Additions	Amortization	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	1,038,900	1,038,900	-
Softwares	28.42%	554,939	(273,152)	281,787	104,791	(66,921)	319,657	584,144	(264,487)
Others	20.00%	10,000	(10,000)	-	-	-	-	10,000	(10,000)
Total		2,146,141	(283,152)	1,862,989	104,791	(66,921)	1,900,859	2,175,346	(274,487)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022, through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The Company operates a single cash generating unit, considering that the revenue depends on different assets that cannot be evaluated in isolation for measuring the value in use. On September 30, 2023, no indications of impairment on the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2022										September 30, 2023
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) on ESN	Payments	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Foreign Currency Contracts
ESN 2024 (1) (a)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,746)	(1,639,173)	60,695	(56,007)	(20,078)	14	188,134	188,134	-
Senior Notes 2025 (b)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,592,644)	109,257	(182,740)	(81,155)	4,382	1,728,372	20,005	1,708,367
Senior Secured Notes 2026 (c)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	103,838	(77,035)	(58,288)	13,370	1,246,725	25,155	1,221,570
Senior Secured Amortizing Notes (d)	06/2026	4.76%	121,111	882,168	1,003,279	217,787	-	(108,585)	34,605	(25,054)	(42,222)	5,637	1,085,447	433,702	651,745
Senior Secured Notes 2028 (e)	03/2028	18.00%	-	-	-	6,939,677	-	(6,407,575)	708,887	(59,194)	(203,944)	-	977,851	92,093	885,758
ESSN 2028 (1) (f)	03/2028	18.00%	-	-	-	6,789,995	(3,409,360)	-	-	-	-	-	3,380,635	-	3,380,635
Perpetual Notes (g)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	46,832	(49,558)	(28,792)	-	708,464	14,341	694,123
Total			274,733	10,149,073	10,423,806	13,947,459	(3,424,106)	(11,834,981)	1,064,114	(449,588)	(434,479)	23,403	9,315,628	773,430	8,542,198

(1) Exchangeable Senior Notes see Note 33.2.

(a)   The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019 with maturity in 2024. Holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs"), see Note 33.

(b)   The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company, with maturity in 2025.

(c)   The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021 with maturity in 2026.

(d)   Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December, 2022, January, April, June and July 2023, with maturity in 2025 (Series B) and 2026 (Series A), in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.

(e)   Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance with Abra, in March, April, May and June 2023, with maturity in 2028. See Note 16.1.4.

(f)   Issuance of Exchangeable Senior Secured Notes ("ESSN") by the subsidiary Gol Finance in September 2023, with maturity in 2028.

(g)   The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

				Consolidated
			December 31, 2022										September 30, 2023
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic Currency Contracts
Debentures (a)	06/2026	17.72%	640,046	431,973	1,072,019	-	-	(204,976)	129,350	(129,979)	-	21,120	887,534	266,627	620,907
Working Capital – Lines of credit (b)	10/2025	18.25%	76,710	39,071	115,781	-	-	(59,557)	11,639	(11,966)	-	-	55,897	53,192	2,705

Foreign Currency Contracts
Import Financing (c)	05/2024	14.70%	77,193	-	77,193	-	-	(27,380)	7,152	(8,014)	(3,823)	-	45,128	45,128	-
ESN 2024 (1) (d)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,746)	(1,639,173)	60,695	(56,007)	(20,078)	14	188,134	188,134	-
Spare Engine Facility (e)	09/2024	6.00%	30,265	93,963	124,228	-	-	(115,171)	3,338	(4,686)	(8,057)	348	-	-	-
Senior Notes 2025 (f)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,592,644)	109,257	(182,740)	(81,155)	4,382	1,728,372	20,005	1,708,367
Senior secured notes 2026 (g)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	103,838	(77,035)	(58,288)	13,370	1,246,725	25,155	1,221,570
Senior Secured Amortizing Notes 2026 (h)	06/2026	4.76%	121,111	882,168	1,003,279	217,787	-	(108,585)	34,605	(25,054)	(42,222)	5,637	1,085,447	433,702	651,745
Loan Facility (i)	03/2028	6.53%	27,682	144,182	171,864	-	-	(46,338)	7,170	(8,281)	(9,561)	334	115,188	13,702	101,486
Senior Secured Notes 2028 (j)	03/2028	18.00%	-	-	-	6,939,677	-	(6,407,575)	708,887	(59,194)	(203,944)	-	977,851	92,093	885,758
ESSN 2028 (1) (k)	03/2028	18.00%	-	-	-	6,789,995	(3,409,360)	-	-	-	-	-	3,380,635	-	3,380,635
Perpetual Bonds (l)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	46,832	(49,558)	(28,792)	-	708,464	14,341	694,123
Total			1,126,629	10,858,262	11,984,891	13,947,459	(3,424,106)	(12,288,403)	1,222,763	(612,514)	(455,920)	45,205	10,419,375	1,152,079	9,267,296

(1)        Exchangeable Senior Notes, see Note 33.2.

(a)	The debentures refer to: (i) the 7th issuance in 3 series: 84,500 remaining securities by the subsidiary GLA, originally issued in October 2018 for the purpose of early settlement of the 6th issuance; and (ii) the 8th issuance: 610,217 securities by the subsidiary GLA in October 2021, intended for the refinancing of short-term debt. The debentures have Company's surety and real collateral provided by GLA in the form of fiduciary assignment of certain credit card receivables, with the preservation of the rights to advance these collateral receivables. Both issuances were last renegotiated in September 2023, with changes in terms, interest rates, reduced collateral, and removal of other related obligations. On September 26, 2023, the Company renegotiated the 7th and 8th issuances, as mentioned in explanatory note 16.1.1.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment.
(d)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, with maturity in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(e)	Loan backed by the Company's own engines, with maturity in 2024.
(f)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(g)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, with maturity in 2026.
(h)	Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December 2022, January, April and June 2023, with maturity in 2025 and 2026 in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.
(i)	Loans with a guarantee of 3 engines on September 30, 2023, made between 2017 and 2020.
(j)	Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance with Abra Group Limited, between March and September 2023, with maturity in 2028. See Note 16.1.4.
(k)	Issuance of Exchangeable Senior Secured Notes ("ESSN") by the subsidiary Gol Finance in September 2023, with maturity in 2028.
(l)	Issuance of Perpetual Bonds by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.
38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on September 30, 2023, includes funding costs and premiums totaling R$61,127 and R$62,059, respectively (R$155,969 and R$178,706 on December 31, 2022) that will be amortized over the term of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN 2024, totaling R$164 on September 30, 2023 (R$17,753 on December 31, 2022). Due to its characteristics, the derivative financial instrument related to the convertibility of ESN 2028 is presented separately in the group of obligations with derivative transactions.

16.1.	New funding and renegotiations during the period ended on September 30, 2023

16.1.1. Debentures

On September 26, 2023, General Bondholders' Meetings were held to deliberate on the change of maturity for the First Series, Second Series, Third Series of the 7th issuance, and the Single Series of the 8th issuance, from October 2024 to June 2026, with a new remuneration of CDI + 5.0% p.a., which can be redeemed early by the Company.

The outstanding balance of R$ 886,000 will be amortized in 30 monthly installments from January 2024 to June 2026. Settlement is subject to the Company establishing a receivables prepayment structure by January 25, 2024, and the funds obtained will be used obligatorily and primarily for the full payment of the corresponding principal amount of the issuances.

These renegotiations were assessed in accordance with IFRS 9 - "Financial Instruments,", and fit the definitions of contractual modification.

16.1.2.	Import Financing

During the period ending on September 30, 2023, GLA also renegotiated the maturities of contracts of this nature, affecting the interest rate as disclosed in the table above. The other terms of these transactions remained unchanged. These operations are part of a credit line for import financing, with the objective of maintaining engines, purchasing spare parts, and acquiring aeronautical equipment. These renegotiations were assessed in accordance with CPC 48 - "Financial Instruments," equivalent to IFRS 9, and did not meet the criteria for liability derecognition.

16.1.3.	Senior Secured Amortizing Notes

On September 30, 2023, the Company issued additional Senior Secured Amortizing Notes to those issued on December 30, 2022, as shown in the table below:

Operation	Amount		Costs, premiums e goodwill		Exchange rate	Maturity
Date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Change p.a.	Date
01/27/2023	6,993	35,499	365	1,826	5.0%	06/30/2026
04/20/2023	19,976	100,873	578	2,700	3.0%	06/30/2025
06/07/2023	9,000	44,207	214	1,160	3.0%	06/30/2025
07/19/2023	8,970	43,055	34	161	5.0%	06/30/2026
Total	44,939	223,634	1,191	5,847

39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.1.4.	Senior Secured Notes 2028 and Exchangeable Senior Secured Notes 2028

In accordance with the controlling shareholder transaction disclosed in explanatory note 1.4, in February 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company from the issuance of Senior Secured Notes maturing in 2028. For this purpose, Abra agreed to issue Senior Secured Notes ("SSNs") maturing in 2028, convertible into Exchangeable Senior Secured Notes ("ESSNs") maturing in 2028, and the Ad-Hoc Group agreed to exchange certain existing Senior Notes of the Company (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026, and perpetual bonds) for the SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as the guarantor and paying agent, GOL Finance as the issuer, and with the guarantee of Smiles Fidelidade S.A. On the same date, GOL issued Senior Secured Notes 2028 ("SSNs 2028") to Abra, which provide for an interest rate of 18.0% p.a., payable semi-annually, with 4.5% in cash coupons and 13.5% p.a. in PIK (Payment in Kind). SSNs 2028 are backed by intellectual property, system infrastructure, data, and Smiles loyalty program manuals, in addition to shared collateral with the Senior Secured Notes 2026.

Part of the issuance was used for the repurchase of 90.1% of ESN 2024, 47.3% of Senior Notes 2025, 61.4% of Senior Secured Notes 2026, and 9.9% of Perpetual Bonds, valued at a total amount of R$5,192,880. Considering the change in the creditor, these repayments were considered as a partial extinguishment, under the perspective of CPC 48 - "Financial Instruments," equivalent to IFRS 9. In this context, the costs related to the issuance, as well as the difference between the carrying amount attributed to the portion derecognized due to the partial extinguishment of the repurchased securities and the nominal value of the new liability assumed, were recognized directly in the income statement, see explanatory note 31. In addition to the above-mentioned amounts, part of the issuance did not pass through the Company's cash flow, as it was directly transferred by Abra to pay the Company's obligations to suppliers.

Up to September 29, 2023, the Company issued R$6,494,496 to Abra, equivalent to US$1,258,031 thousand, in the form of Senior Secured Notes 2028, whose fair value at initial recognition amounted to R$6,934,269 (US$1,343,181 thousand). Since the transaction was conducted with Abra, the difference between the face value of the debt and the fair value was recognized directly in equity.

On the same date, the Company converted R$5,911,181 (US$1,180,442 thousand) of SSN 2028 into Exchangeable Senior Secured Notes 2028 ("ESSNs 2028"), which may be converted into GOL preference shares by Abra and are subject to certain conditions precedent, which may or may not be met. The SSNs 2028 converted into ESSNs 2028 had a carrying amount of R$6,407,575 (US$1,279,570 thousand). These changes were assessed in accordance with CPC 48 - "Financial Instruments," equivalent to IFRS 9, and met the criteria for derecognition of the liability of the SSNs 2028, with the extinguishment of the original financial liability and recognition of a new financial liability for the ESSNs 2028.

The ESSNs 2028 issued on September 29, 2023, have the same maturity date and interest payment terms as the previously existing SSNs. In the context of this transaction, the Company issued a total of 1,008,166,796 subscription bonuses for preferred shares of the Company's issuance, with 991,951,681 subscribed for the purpose of future conversion of the ESSNs 2028, see explanatory note 25.3.

The Company initially measured the fair value of the financial liability using the revenue approach, resulting in an amount of R$6,789,995 (US$1,355,938 thousand). Since the transaction was conducted with Abra, the difference between the transaction price of the extinguished portion of the SSNs 2028 and the fair value was recognized directly in equity. The portion corresponding to the conversion option of the securities into shares at market value amounts to R$3,409,360 (US$680,837 thousand) and is presented as Derivative Operations Liabilities, see explanatory note 33.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.	Loans and Financing – Non-Current

On September 30, 2023, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without Maturity Date	Total
Parent Company
Foreign currency contracts
Senior Notes 2025	-	1,708,367	-	-	-	-	1,708,367
Senior Secured Notes 2026	-	-	1,221,570	-	-	-	1,221,570
Senior Secured Amortizing Notes	124,518	387,076	140,151	-	-	-	651,745
Senior Secured Notes 2028	-	-	-	-	885,758	-	885,758
ESSN 2028	-	-	-	-	3,380,635	-	3,380,635
Perpetual Bonds	-	-	-	-	-	694,123	694,123
Total	124,518	2,095,443	1,361,721	-	4,266,393	694,123	8,542,198

Consolidated
Domestic currency contracts
Debentures	88,600	354,400	177,907	-	-	-	620,907
Working capital	624	2,081	-	-	-	-	2,705
Foreign currency contracts
Senior Notes 2025	-	1,708,367	-	-	-	-	1,708,367
Senior Secured Notes 2026	-	-	1,221,570	-	-	-	1,221,570
Senior Secured Amortizing Notes	124,519	387,076	140,150	-	-	-	651,745
Loan Facility	3,311	13,245	56,368	4,539	24,023	-	101,486
Senior Secured Notes 2028	-	-	-	-	885,758	-	885,758
ESSN 2028	-	-	-	-	3,380,635	-	3,380,635
Perpetual Bonds	-	-	-	-	-	694,123	694,123
Total	217,054	2,465,169	1,595,995	4,539	4,290,416	694,123	9,267,296

16.3.	Fair Value

The fair value of debt on September 30, 2023, is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	887,534	887,534
ESN 2024	188,134	177,293	188,134	177,293
Senior Notes 2025	1,728,372	976,580	1,728,372	976,580
Senior Secured Notes 2026	1,246,727	698,157	1,246,725	698,157
Senior Secured Amortizing Notes	1,085,447	1,104,202	1,085,447	1,104,202
Senior Secured Notes 2028	977,851	930,287	977,851	930,287
ESSN 2028	3,380,635	5,914,137	3,380,635	5,914,137
Perpetual Notes	708,462	347,665	708,464	347,665
Other Existing Loans	-	-	216,213	216,213
Total	9,315,628	10,148,321	10,419,375	11,252,068

(*) Net Total of Funding Costs.

41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.4.	Covenants

The Company has covenants in the Debentures, Senior secured notes 2026 and Senior Secured Amortizing Notes.

As of September 30, 2023, the Company was in compliance with the covenants specified in the deeds of the 7th and 8th issuances. The next measurement obligation will be in December 2023.

Regarding the Senior Secured Notes 2026, the Company is obligated to comply with conditions related to inventory parts (semi-annual) and the Company's intellectual property (annual) as collateral. As of September 30, 2023, the Company held GLA's parts and equipment as collateral under this agreement that met the contractual conditions. The next measurement will be in December 2023.

In the operation of Senior Secured Amortizing Notes, the Company complies with guarantee conditions related to receivables on a quarterly basis. On September 30, 2023, the Company had GLA’s receivables as collateral for this contract that met the contractual conditions. The next measurement will be in December 2023.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
17.	Leases

On September 30, 2023, the balance of leases payable includes: (i) R$9,102 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$15,670 on December 31, 2022), which fall under the exemption provided for in IFRS 16; and (ii) R$9,798,900 referring to the present value on this date of future lease payments (R$11,191,289 on December 31, 2022).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
	Weighted average rate (p.a.)	December 31, 2022											September 30, 2023
		Current	Non-current	Total	Additions	Write-offs	Contractual Amendment	Payments	Clearing with Deposits and Other(1)	Interest Incurred	Interest Paid	Exchange Rate Change	Total	Current	Non-current
Domestic Currency Contracts
With Purchase Option	17.61%	5,036	3,313	8,349	-	-	-	(3,986)	-	856	(867)	-	4,352	4,342	10
Without Purchase Option	10.53%	37,219	221,342	258,561	2,201	-	13,738	(27,553)	-	20,674	-	-	267,621	31,874	235,747
Foreign Currency Contracts
With Purchase Option	7.19%	133,884	1,257,198	1,391,082	15,643	(46,860)	-	(93,678)	(4,850)	56,991	(70,805)	(54,639)	1,192,884	109,708	1,083,176
Without Purchase Option	12.73%	1,756,449	7,776,848	9,533,297	240,522	(37,215)	(113,359)	(1,583,424)	(187,585)	829,575	-	(347,768)	8,334,043	1,647,721	6,686,322
Total		1,932,588	9,258,701	11,191,289	258,366	(84,075)	(99,621)	(1,708,641)	(192,435)	908,096	(71,672)	(402,407)	9,798,900	1,793,645	8,005,255

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

During the three and nine-month periods ended September 30, 2023, the Company directly recognized in the cost from services, totaling R$58,365 and R$81,672 (R$9,946 and R$15,082 on September 30, 2022, related to short-term leases and variable payments).

In the context of dedicated cargo aircraft operations, the Company earned in the three and nine-month periods ended September 30, 2023 subleasing revenue in the amount of de R$9,746 and R$29,866.

The future payments of lease agreements are detailed as follows:

	September 30, 2023	December 31, 2022
2023	1,058,220	3,059,448
2024	2,368,441	2,325,227
2025	2,056,872	2,055,173
2026	1,762,073	1,798,293
2027	1,593,909	1,624,277
2027 Onwards	6,096,606	5,974,709
Total Minimum Lease Payments	14,936,121	16,837,127
Less Total Interest	(5,128,119)	(5,630,167)
Present Value of Minimum Lease Payments	9,808,002	11,206,960
Less Current Portion	(1,802,747)	(1,948,259)
Non-current Portion	8,005,255	9,258,701

17.1.	Sale-Leaseback Transactions

During the period ending on September 30, 2023, the Company conducted 10 sale-leaseback transactions (9 engines and 1 aircraft) and recorded a net gain of R$39,234 at the parent company level and R$115,563 on a consolidated (R$102,277 and R$133,053 in the parent company and in the consolidated, referred to 8 aircraft sale-leaseback transactions (7 aircrafts and 1 engine) during the period ended September 30, 2022), recognized as income under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, see Note 30.

18.	Suppliers

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Domestic Currency	64,618	16,951	1,543,866	1,858,820
Foreign Currency	26,376	24,569	687,247	461,134
Total	90,994	41,520	2,231,113	2,319,954

Current	90,994	41,520	2,118,909	2,274,503
Non-current	-	-	112,204	45,451

19.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. The risk-drawn operations do not imply any changes to the securities issued by their suppliers, and the original trading conditions, including maturity and value, are maintained. On September 30, 2023, the amount recorded under current liabilities from forfaiting operations totaled R$40,253 (R$29,941 on December 31, 2022).

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

20.	Taxes Payable

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
PIS and COFINS	596	421	237	91,316
Installments (a)	-	-	479,761	341,756
Income Tax on Salaries	14	20	47,870	54,364
Income Tax and Social Contribution to Collect	-	-	6,247	22,125
Others	15	37	11,647	14,362
Total	625	478	545,762	523,923

Current	625	478	185,813	258,811
Non-current	-	-	359,949	265,112
(a)	In the period ended on September 30, 2023, the Company entered into new simplified federal tax installment plans for PIS, COFINS, income tax (IR), and social contribution (CS) with a maturity period of 5 years.

21.	Advance Ticket Sales

On September 30, 2023, the balance of advance ticket sales classified in current liabilities was R$3,637,213 (R$3,502,556 on December 31, 2022) and is represented by 10,300,592 tickets sold and not yet used (8,828,006 on December 31, 2022) with an average use of 62 days (56 days on December 31, 2022).

Balances of advance ticket sales are shown net of breakage corresponding to R$261,038 on September 30, 2023 (R$ 232,752 on December 31, 2022).

On September 30, 2023, the Company has reimbursements to pay related to non-performed transports in the amount of R$14,315 (R$48,566 on December 31, 2022), recorded as Other liabilities in current liabilities.

22.	Mileage Program

	Consolidated
	September 30, 2023	December 31, 2022
Frequent-Flyer Program	2,597,257	2,533,410
Breakage	(833,196)	(664,106)
Total	1,764,061	1,869,304

Current	1,591,674	1,576,849
Noncurrent	172,387	292,455

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47 - “Revenue from Agreement with Client”, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
23.	Provisions

	Consolidated
	Post-Employment Benefit	Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803
Recognition (Reversal) of Provision	6,979	314,563	357,931	679,473
Provisions Used	-	(566,493)	(248,192)	(814,685)
Present Value Adjustment	10,035	131,522	-	141,557
Exchange Rate Change	-	(109,937)	3,586	(106,351)
Balances on September 30, 2023	130,411	2,370,850	928,536	3,429,797

On September 30, 2023
Current	-	538,291	-	538,291
Noncurrent	130,411	1,832,559	928,536	2,891,506
Total	130,411	2,370,850	928,536	3,429,797

On December 31, 2022
Current	-	634,820	-	634,820
Noncurrent	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Post-Employment Benefit

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits. The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and Engine Overhauling”.

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for Legal Proceedings

On September 30, 2023, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Civil	188,960	165,475	70,551	74,212
Labor	402,863	425,711	133,260	137,245
Tax	336,713	224,025	1,400,981	1,247,288
Total	928,536	815,211	1,604,792	1,458,745

The National Union of Airline Companies (SNEA) is discussing the maintenance, by its members, of the tax regime for the Social Security Contribution on Gross Revenue (CPRB) throughout the calendar year 2018, disregarding the effects of Law No. 13670/18, which came into effect in September 2018. In September 2023, considering the position of the Superior Courts on the matter, especially the STJ (1st panel) through theme 1184, the Company reassessed the loss prognosis, resulting in the reclassification of the related debts as probable risk.

During the period ending on September 30, 2023, the Brazilian Federal Revenue initiated administrative proceedings against the Company related to the non-approval of offsets for social security contribution credits in the amount of R$65,010. These proceedings were assessed by the Company's management and legal advisors as having a possible risk, as there are arguments for defense in the context of an administrative appeal.

Details regarding other relevant legal proceedings were disclosed in the financial statements for the year ended December 31, 2022.

There were no other relevant movements concerning new proceedings or reclassification of risk loss in the period ending on September 30, 2023.

23.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. In May 2022, an agreement was signed between the parties, settled in June 2023, through which GOL received US$42,000 thousand, equivalent to R$204,330 on the date of receipt, for the final resolution of the arbitration.

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
24.	Provision for investment losses

24.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	September 30, 2023	December 31, 2022
GOL Linhas Aéreas (GLA)
Total Number of Shares	4,198,483,614	4,198,483,614
Share Capital	6,947,111	6,947,111
Interest %	100%	100%
Shareholders’ Equity (Deficit)	(17,036,786)	(17,910,984)

	September 30, 2023	September 30, 2022
Net Income (Loss) for the Period	693,614	(1,315,154)

24.2.	Changes in Investments

GLA
Balances on December 31, 2022	(17,910,984)
Equity Income	693,614
Unrealized Income (Expenses) on Hedge	177,834
Foreign Exchange Rate Change on Investment Conversion Abroad	(8,014)
Share-Based Compensation	10,764
Balances on September 30, 2023	(17,036,786)

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
25.	Shareholders’ Equity

25.1.	Share Capital

On February 15, 2023, the Company's Board of Directors approved the voluntary conversion of 210 common shares into 6 preferred shares, all registered and without par value and without changing the value of the Company's capital stock.

On July 26, 2023, the Board of Directors of the Company approved an increase in the share capital in the amount of R$264 through the issuance of 85,827 preferred shares, all nominative and without nominal value, resulting from the exercise of stock option grants to eligible employees under the Stock Option Plan.

On September 30, 2023 and December 31, 2022, the Company's share capital was R$4,040,661 represented by 3,200,601,904 shares, with 2,863,682,500 common shares and 336,919,404 preferred shares (3,200,516,281 shares, comprise by 2,863,682,710 common shares and 336,833,571 preferred shares on December 31, 2022). The share capital above is reduced by the costs to issue shares totaling R$157,495 on September 30, 2023 and December 31, 2022.

	September 30, 2023			December 31, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Abra MOBI LLP (1) (2) (3)	50.00%	18.80%	24.89%	-	-	-
Abra Kingsland LLP(3)	50.00%	18.80%	24.89%	-	-	-
MOBI FIA (1) (2) (3)	-	-	-	100.00%	38.93%	50.87%
American Airlines Inc.	-	6.60%	5.31%	-	6.60%	5.31%
Path Brazil (2)	-	-	-	-	3.22%	2.59%
Abra	-	3.76%	3.02%	-	-	-
Others	-	1.59%	1.30%	-	1.41%	1.14%
Market	-	50.45%	40.59%	-	49.84%	40.09%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the 2024 Exchangeable Senior Notes issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending mechanism, in order to facilitate privately traded derivative transactions or other hedge activities related to the Exchangeable Senior Notes. As of September 30, 2023, there are 4,477,760 preferred shares, equivalent to 1.1% of the total, given as collateral for this operation, which will be returned to MOBI upon the maturity of the Exchangeable Senior Notes or the termination of the lending agreement. As part of the closing of the transactions involved in the creation of Abra Group Limited, the ADSs were transferred to Abra MOBI LLP and Abra Kingsland LLP and partially canceled. On August 11, 2023, 11,761,120 ADSs were canceled, and the underlying GOL preferred shares were delivered to Abra's affiliates. Currently, there are 2,238,880 ADSs in circulation subject to the ADS lending agreement with Bank of America Corporation, which will be returned upon the maturity of the Exchangeable Senior Notes or the termination of the ADS lending agreement.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the period ended September 30, 2023 MOBI FIA transferred 100% of the common shares of the Company to Abra. In the same period, Abra transferred 50% of the Company’s common shares to Abra Kingsland LLP and 50% of the Company’s common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights in Abra MOBI LLP and in Abra Kingsland LLP.

The authorized share capital on September 30, 2023 and December 31, 2022 is R$17 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On September 30, 2023, the Company had 514,150 treasury shares, totaling R$17,534 (1,140,940 shares totaling R$38,910 on December 31, 2022). On September 30, 2023, the closing market price for treasury shares was R$6.61 (R$7.34 on December 31, 2022).

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
25.3.	Subscription warrants

On August 14, 2023, the Company's Board of Directors approved the issuance of up to 1,891,497,584 of subscription warrants, at a price of R$5.84 per unit, with an exercise period until March 2, 2028. Each warrant will give its holder the right to subscribe 1 preferred share, at an exercise price of BRL 5.82, which may be adjusted from time to time under the terms described in the warrants.

After the conclusion of the preferential rights period for the Company's shareholders, 883,161,640 subscription warrants were not subscribed and paid, while 1,008,335,944 subscription warrants were subscribed and paid, as follows:

•	991,951,681 were subscribed and paid by GOL Equity Finance, whose preferential rights were gratuitously transferred by the controlling shareholders in the context of the issuance of the Exchangeable Senior Secured Notes 2028;
•	16,215,115 were subscribed and paid by minority shareholders and
•	169,148 were subject to conditional orders, canceled in October 2023.

26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended on
	September 30, 2023			September 30, 2022
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Loss for the Period Attributed to Shareholders	(254,100)	(1,046,267)	(1,300,367)	(302,823)	(1,246,046)	(1,548,869)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	336,382		2,863,683	335,527
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	336,382		2,863,683	335,527

In Brazilian Real (R$)
Loss basic and diluted per Share	(0.089)	(3.110)		(0.106)	(3.714)

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Parent Company and Consolidated
	Nine-month period ended on
	September 30, 2023			September 30, 2022
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Loss for the Period Attributed to Shareholders	(24,341)	(100,212)	(124,553)	(360,232)	(1,432,151)	(1,792,383)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	336,340		2,863,683	324,143
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	336,340		2,863,683	324,143

In Brazilian Real (R$)
Loss basic and diluted per Share	(0.008)	(0.298)		(0.126)	(4.418)

Due to the losses incurred in the three- and nine-month periods ending on September 30, 2023, and September 30, 2022, the potentially convertible instruments were not included in the total number of shares in circulation for calculating diluted loss per share.

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.	Share-Based Compensation

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2022, and did not change during the period ended on September 30, 2023.

The movement of the stock options outstanding in the period ended on September 30, 2023, is as follows:

27.1.	Stock Option Plan – GOL

	Number of Stock Shares	Average Price Weighted - Period
Outstanding Shares on December 31, 2022	8,072,765	13.00
Options exercised	(85,827)	3.07
Options canceled and adjustments in estimated prescribed rights	(1,574,642)	13.50
Outstanding Options on September 30, 2023	6,412,296	13.48

Number of Options Exercisable on:
December 31, 2022	5,166,147	14.64
September 30, 2023	4,828,992	14.51

The expense recognized in the statement of operations for period corresponding to the stock option plans in the period ended September 30, 2023, was R$6,343 (R$5,135 in the period ended September 30, 2022).

27.2.	Restricted Share Plan – GOL

On September 30, 2023, the company transferred 492,198 treasury shares to settle the restricted stock plan. As of September 30, 2023, the Company has 1,625,952 restricted shares (2,135,887 as of December 31, 2022).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the period ended September 30, 2023, was R$4,421 (R$8,047 in the period ended September 30, 2022).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
GOL	GLA	Loan	2.94%	637,386	765,933	3,254	-
GAC	GLA	Loan	3.20%	1,024,791	1,099,740	139,578	145,434
Gol Finance	GLA	Loan	2.99%	5,853,247	5,219,175	-	-
Total				7,515,424	7,084,848	142,832	145,434

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity	Interest Rate (p.a.)	September 30, 2023	December 31, 2022
Gol Finance	GOL	Subscription Bonus (*)	07/2024	-	602,350	602,350
Gol Finance	GOL	Subscription Bonus (**)	03/2028	18.00%	5,792,998	-
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,116,114	1,179,279
Gol Finance	GAC	Loan	02/2025	3.83%	976,498	999,717
Gol Finance	Gol Finance Inc.	Loan	01/2024	1.15%	586,620	523,746
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1,739	1,812
Smiles Viagens	GLA	Onlendings	-	-	3,093	3,501
Smiles Argentina	GLA	Onlendings	-	-	7,524	5,013
Total					9,086,936	3,315,418

(*) Through Gol Equity Finance, the subsidiary Gol Finance acquired warrants issued by the Company in the context of the issue of ESN 2024.

(**) The issuance of Exchangeable Senior Secured Notes ("ESSN") by Gol Equity Finance in September 2023, with maturity in 2028.

28.2.	Transportation Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until November 2025; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

In the period ended September 30, 2023, GLA recognized total expenses related to these services of R$2,564 (R$2,834 in the period ended September 30, 2022). On the same date, the balance payable to related companies, under “Suppliers”, was of R$39 (R$737 on December 31, 2022).

28.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A.; Comporte Participações S.A. (“Comporte”); Empresa Cruz de Transportes Ltda.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; e Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.4.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte and Itamarati Express (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective until January 2024, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.5.	Commercial partnership agreement - Pagol

During the year ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The Company and Pagol entered into a commercial agreement to disclose the financial products offered by Pagol to the Company's customers, suppliers and employees. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the contract, with the possibility of the Company receiving a commission income, to be negotiated between the parties, according to the products offered. Subsequently, on April 4, 2023, the Parties included Pagol Sociedade de Crédito Direto S.A. as part of the Agreement.

As part of the commercial agreement, during the fiscal year ended on December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to advance their receivables with Pagol. As of September 30, 2023, the subsidiary GLA had not conducted any transactions related to these services (compared to R$2,319 on September 30, 2022), and there were no outstanding balances on this date and on December 31, 2022.

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties. During the nine-month period ending on September 30, 2023, the Company conducted transactions under this agreement totaling R$118,604, with R$11,915 receivable as of this date.

Under the commercial agreement, in May 2023, the Company signed the Term of Agreement for the Granting of Private Payroll Credit with Pagol Sociedade de Crédito Direto S.A., in order to grant loan(s) and financing(s) to its employees.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.6.	Commercial partnership agreement - Comporte

In December, 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million Reais), which were paid in December, 2022. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities. During the period ending on September 30, 2023, Comporte assigned the advances to Pagol.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.7.	Support agreement – Abra

In accordance with the controlling shareholders transaction disclosed in explanatory notes 1.4 and 16.1.4, in March 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company through the issuance of Senior Secured Notes due in 2028. The amounts related to this transaction are recognized under “Loans and Financing”.

28.8.	Agreements with Avianca

In accordance with the controlling shareholder transaction disclosed in explanatory notes 1.4 and 16.1.4, in March 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company through the issuance of Senior Secured Notes and Exchangeable Senior Secured Notes due in 2028. The amounts related to this transaction are recognized under “Loans and Financing”. In the context of the formation of Abra, Aerovias del Continente Americano S.A. ("Avianca") became a related party. The subsidiary GLA has the following contracts with Avianca group companies: (i) Codeshare Agreement, signed in October 2019, for the sharing of their airline codes to expand the offering of air traffic between the negotiating companies to their customers; (ii) Frequent Flyer and Loyalty Program Participation Agreement, signed in July 2020, for mutual participation in the Smiles and LifeMiles Loyalty Program; (iii) Special Prorate Agreement, signed in June 2023, for the sharing of revenue between the airlines; and (iv) Reciprocal Lounge Access Agreement, signed in September 2023, for the sharing of lounge access for their customers.

These contracts were entered into on market terms, in line with those prevailing in agreements that the Company would enter into with other airlines.

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.9.	Compensation of the Key Management Personnel

	Consolidated
	Three-month period Ended		Nine-month period
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries, Bonus and Benefits (*)	9,918	8,980	27,534	27,767
Payroll Charges	3,910	4,486	8,725	10,839
Share-Based Compensation	4,766	4,458	16,141	14,073
Total	18,594	17,924	52,400	52,679

(*) Includes compensation for members of the Management, Audit committee and Fiscal Council.

29.	Revenue
	Consolidated
	Three-month period ended on		Nine-month period ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Passenger Transportation (a)	4,253,489	3,881,714	12,511,312	10,094,130
Cargo	251,452	124,423	678,503	342,172
Mileage Revenue	173,862	125,657	574,779	389,840
Other Revenues	26,828	21,017	78,354	42,482
Gross Revenue	4,705,631	4,152,811	13,842,948	10,868,624

Incurring Taxes (b)	(40,185)	(143,205)	(111,382)	(396,511)
Net Revenue	4,665,446	4,009,606	13,731,566	10,472,113
(a)	Of the total amount, the total of R$113,169 and R$276,441 for the three-month and nine-month periods ended on September 30, 2023, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$44,358 and R$142,652 for the three-month and nine-month periods ended on September 30, 2022).
(b)	The PIS and COFINS rates on revenues arising from regular passenger air transportation earned in the period ended September 30, 2023 were reduced to 0 (zero) with the enactment of Provisional Measure 1147/2022, which was converted into Law 14592/2023.

	Three-month period ended on				Nine-month period ended on
	September 30, 2023%		September 30, 2022%		September 30, 2023%		September 30, 2022%
Domestic	4,074,920	87.3%	3,514,784	87.7%	11,955,895	87.1%	9,353,417	89.3%
International	590,526	12.7%	494,822	12.3%	1,775,671	12.9%	1,118,696	10.7%
Net revenue	4,665,446	100%	4,009,606	100%	13,731,566	100%	10,472,113	100%

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Costs of Services and Operational Expenses
	Parent Company
	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Selling Expenses
Other Selling Expenses	-	(28)	(261)	(314)
Total Selling Expenses		(28)	(261)	(314)

Administrative Expenses
Personnel	(525)	(1,516)	(2,544)	(3,447)
Services	(31,040)	(12,222)	(69,166)	(26,719)
Other Administrative Expenses	(7,790)	(4,669)	(20,872)	(19,428)
Total Administrative Expenses	(39,355)	(18,407)	(92,582)	(49,594)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (a)	39,324	53,121	39,324	102,277
Other Operating Revenues (Expenses)	1,493	(208,391)	3,103	(193,468)
Total Other Operating Revenues and (Expenses), Net	40,817	(155,270)	42,427	(91,191)

Total	1,462	(173,705)	(50,416)	(141,099)

(a)	See Note 17.1.

57

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Cost of Services
Personnel	(419,196)	(388,832)	(1,259,952)	(1,143,563)
Fuels and Lubricants	(1,404,566)	(1,785,128)	(4,528,551)	(4,439,660)
Maintenance, Material and Repairs	(257,728)	(100,411)	(820,165)	(380,056)
Passenger Costs	(190,698)	(244,423)	(675,050)	(606,012)
Services	(64,122)	(54,273)	(171,663)	(151,374)
Landing Fees	(230,963)	(202,712)	(684,914)	(540,399)
Depreciation and Amortization	(388,387)	(371,345)	(1,134,069)	(1,066,226)
Other Operating Costs	(161,281)	(101,755)	(357,432)	(253,248)
Total Cost of Services	(3,116,941)	(3,248,879)	(9,631,796)	(8,580,538)

Selling Expenses
Personnel	(10,883)	(8,982)	(31,651)	(26,728)
Services	(56,053)	(53,848)	(160,579)	(136,026)
Sales and Marketing	(228,941)	(204,184)	(645,095)	(611,776)
Other Selling Expenses	(15,675)	(17,843)	(49,437)	(47,702)
Total Selling Expenses	(311,552)	(284,857)	(886,762)	(822,232)

Administrative Expenses
Personnel (a)	(183,131)	(137,591)	(497,711)	(440,345)
Services	(180,766)	(138,341)	(517,667)	(361,169)
Depreciation and Amortization	(36,609)	(29,310)	(97,743)	(83,381)
Other Administrative Expenses	(115,182)	(39,909)	(335,348)	(129,032)
Total Administrative Expenses	(515,688)	(345,151)	(1,448,469)	(1,013,927)

Other Operating Revenues (Expenses)
Sale-Leaseback Transactions (b)	43,237	77,562	115,563	133,053
Idleness - Depreciation and Amortization	-	(32,860)	-	(108,706)
Third party indemnity (c)	-	-	204,330	-
Other Operating Revenues (Expenses) (d)	60,553	(134,696)	74,320	(153,811)
Total Other Operating (Expenses) Revenues, Net	103,790	(89,994)	394,213	(129,464)

Total	(3,840,391)	(3,968,881)	(11,572,814)	(10,546,161)

(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Board in the "Salaries" line item.
(b)	See Note 17.1.
(c)	See Note 23.3.1.
(d)	In the nine-month period ended September 30, 2023 includes R$68,084 referring to gains arising from changes in lease agreements.
58

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)

	Parent Company				Consolidated
	Three-month period ended on		Nine-month period ended on		Three-month period ended on		Nine-month period ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Financial Revenues
Gains from Financial Investments	2,333	3,398	3,621	15,721	40,279	25,200	117,256	64,226
Gain from Bonds Repurchase (d)	-	-	183,082	-	-	-	183,082	-
Others (a) (b)	78,171	72,824	199,971	155,758	7,726	35,939	29,280	46,273
Total Financial Revenues	80,504	76,222	386,674	171,479	48,005	61,139	329,618	110,499

Financial Expenses
Interest and Costs on Loans and Financing	(437,510)	(225,554)	(1,087,517)	(641,351)	(503,476)	(290,943)	(1,267,968)	(818,614)
Interest on Leases	-	-	-	-	(282,017)	(325,997)	(908,096)	(913,765)
Interests on the Provision for Aircraft Return	-	-	-	-	(41,229)	(56,673)	(131,522)	(147,762)
Commissions, Bank Charges and Interest on Other Operations	1,895	(7,653)	(23,735)	(7,683)	(148,262)	(160,253)	(455,930)	(388,606)
Others	(84,714)	(8,800)	(84,791)	(9,247)	(152,082)	(38,843)	(282,562)	(183,271)
Total Financial Expenses	(520,329)	(242,007)	(1,196,043)	(658,281)	(1,127,066)	(872,709)	(3,046,078)	(2,452,018)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	(11,232)	6,341	8,868	39,901	(11,232)	6,341	8,868	39,901
Other Derivative Financial Instruments, Net	-	-	-	-	12,142	(34,729)	(12,415)	(34,806)
Total Derivative Financial Instruments	(11,232)	6,341	8,868	39,901	910	(28,388)	(3,547)	5,095

Monetary and Foreign Exchange Rate Variations, Net	(321,111)	(137,849)	47,222	115,065	(1,002,461)	(737,982)	477,480	642,787

Total	(772,168)	(297,293)	(753,279)	(331,836)	(2,080,612)	(1,577,940)	(2,242,527)	(1,693,637)

(a)	In the period ended September 30, 2023 of the total parent company and consolidated balance, R$1,543 and R$8,466, respectively, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$2,949 and R$14,441 in the period ended September 30, 2022).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$78,729 and R$201,015 in the three and nine-month periods ended September 30, 2023 (R$46,403 and R$131,481 in the three and nine-month periods ended September 30, 2022).
(c)	See Note 33.2 (ESN and Capped call).
(d)	Gain arising from the transaction disclosed in Note 16.1.4.

59

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
32.	Commitments

On September 30, 2023, the Company had 106 firm orders (91 on December 31, 2022) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. On September 30, 2023, the approximate amount of firm orders in the current period considers estimated contractual discounts and corresponds to around R$20,018,547 (R$20,574,804 on December 31, 2022) corresponding to US$3,997,633 thousand (US$3,943,271 thousand on December 31, 2022) and are segregated as follows:

	Parenty Company and Consolidated
	September 30, 2023	December 31, 2022
2023	3,172,143	4,234,480
2024	2,676,186	5,847,873
2025	2,726,827	6,970,535
2026	3,456,168	3,521,916
2026 onwards	7,987,223	-
Total	20,018,547	20,574,804

Of the total commitments presented above, the Company should disburse the amount of R$6,670,927 (corresponding to US$1,332,161 thousand on September 30, 2023) as advances for aircraft acquisition, according to the financial flow below:

	Parenty Company and Consolidated
	September 30, 2023	December 31, 2022
2023	1,035,520	1,642,175
2024	980,452	1,990,773
2025	916,659	2,355,513
2026	1,133,467	1,182,264
2026 onwards	2,604,829	-
Total	6,670,927	7,170,725

32.1. Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of September 30, 2023, the purchase commitments until 2023 total R$301,542.

33.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes the guidelines, limits and monitors the controls, including the mathematical models adopted for the continuous monitoring of exposures and possible financial impacts, in addition to curbing the exploration of speculative operations with financial instruments.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2022, since then, there have been no changes.

60

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on September 30, 2023, and December 31, 2022, are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Assets
Cash and Bank Deposits	311,241	47	-	-	523,141	168,994	-	-
Cash Equivalents	3,857	132	-	-	-	41	-	-
Financial Investments	4,483	4,815	-	-	470,572	423,418	-	-
Trade Receivables	-	-	-	-	-	-	1,044,733	887,734
Deposits (a)	-	-	-	-	-	-	2,124,000	2,068,593
Rights from Derivative Transactions	769	7,002	-	-	16,418	29,256	-	-
Credits with Related Companies	-	-	7,515,424	7,084,848	-	-	-	-
Other Credits	-	-	68,024	63,875	-	-	260,107	232,633

Liabilities
Loans and Financing (b)	164	17,753	9,315,464	10,406,053	164	17,753	10,419,211	11,967,138
Leases to Pay	-	-	-	-	-	-	9,808,002	11,206,959
Suppliers	-	-	90,994	41,520	-	-	2,231,113	2,319,954
Suppliers - Forfaiting	-	-	-	-	-	-	40,253	29,941
Derivative Liabilities	3,409,360	-	-	-	3,409,360	536	-	-
Obligations to Related Parties	-	-	142,832	145,434	-	-	-	-
Other Liabilities	-	-	519,389	589,373	-	-	605,054	692,171

(a)	Excludes judicial deposits, as described in Note 10.
(b)	The amounts on September 30, 2023, and December 31, 2022, classified as measured at fair value through income (expense), refer to the embedded derivative linked to the Exchangeable Senior Notes 2024.

In the period ended September 30, 2023, financial instruments were not reclassified.

61

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Exchange	Capped call	ESN 2024	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2022	22,255	(536)	-	7,002	(17,753)	-	10,968
Gains (losses) recognized in income (expenses)	(6,834)	106	(1,147)	(6,233)	12,453	-	(1,655)
Payments during the period	(1,128)	457	2,476	-	5,136	-	6,941
Derivatives embedded in new contracts	-	-	-	-	(3,409,360)	-	(3,409,360)
Derivatives assets (liabilities) on September 30, 2023	14,293	27	1,329	769	(3,409,524)	-	(3,393,106)
Derivatives	14,293	27	1,329	769	-	-	16,418
Loans and financing	-	-	-	-	(164)	-	(164)
Obligations with derivative operations	-	-	-	-	(3,409,360)	-	(3,409,360)

Changes in the adjustment of equity valuation
Balance on December 31, 2022	-	(290,549)	-	-	-	(322,804)	(613,353)
Adjustments of hedge accounting of revenue	-	-	-	-	-	50,113	50,113
Net reversal to income (expenses)	-	4,541	-	-	-	123,179	127,720
Balances on September 30, 2023	-	(286,008)	-	-	-	(149,512)	(435,520)

Effects on income (expenses)	(6,834)	(4,433)	(1,147)	(6,233)	12,453	(173,292)	(179,486)
Revenue	-	-	-	-	-	(126,833)	(126,833)
Financial results	(6,834)	(4,433)	(1,147)	(5,879)	14,746	-	(3,547)
Foreign exchange rate variation, net	-	-	-	(354)	(2,293)	(46,459)	(49,106)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 – Financial Instruments, equivalent to IFRS 9.

On September 30, 2023, the Company adopts cash flow hedge for the interest rate, aeronautical fuel protection and future revenue in U.S. Dollars.

The schedule to realize the balance of Equity Valuation Adjustments on September 30, 2023, referring to cash flow hedges, is as follows:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest rate	(3,691)	(36,014)	(36,461)	(36,288)	(35,632)	(137,922)	(286,008)
Revenue hedge	(45,262)	(104,250)	-	-	-	-	(149,512)
Total	(48,953)	(140,264)	(36,461)	(36,288)	(35,632)	(137,922)	(435,520)

33.3.	Market Risks

33.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

62

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on September 30, 2023 at US$90.79:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	66.60	(14,832)
Decline in prices/barrel (-10%)	79.92	(9,748)
Increase in prices/barrel (+10%)	97.68	13,992
Increase in prices/barrel (+25%)	111.00	38,810

33.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the interest rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On September 30, 2023, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2023 that were exposed to fluctuations in interest rates, as the scenarios below show.

The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	SOFR rate increase
Reference rates	12.75%	5.31%
Exposure amount (probable scenario) (b)	(573,203)	(303,322)
Remote favorable scenario (-25%)	24,646	4,027
Possible favorable scenario (-10%)	9,859	1,611
Possible adverse scenario (+10%)	(9,859)	(1,611)
Remote adverse scenario (+25%)	(24,646)	(4,027)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and SOFR rates,
(b)	Book balances recorded as of September 30, 2023,

33.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

63

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Assets
Cash, Cash Equivalents and Financial Investments	313,727	696	608,296	274,186
Trade Receivables	-	-	221,455	215,113
Deposits	-	-	2,124,000	2,068,593
Derivative Assets	769	7,002	16,418	29,256
Total Assets	314,496	7,698	2,970,169	2,587,148

Liabilities
Loans and Financing	(9,315,628)	(10,423,806)	(9,475,944)	(10,797,091)
Leases to Pay	-	-	(9,536,029)	(10,940,049)
Suppliers	(26,376)	(24,569)	(687,247)	(461,134)
Provision for Aircraft and Engine Return	-	-	(2,370,850)	(2,601,195)
Obligations with derivative operations	(3,409,360)	-	(3,409,360)	-
Total Liabilities	(12,751,364)	(10,448,375)	(25,479,430)	(24,799,469)

Exchange Rate Exposure Liabilities	(12,436,868)	(10,440,677)	(22,509,261)	(22,212,321)

Commitments Not Recorded in the Statements of Financial Position
Future Obligations Resulting from Firm Aircraft Orders	(20,018,547)	(20,574,804)	(20,018,547)	(20,574,804)
Total	(20,018,547)	(20,574,804)	(20,018,547)	(20,574,804)

Total Exchange Rate Exposure - R$	(32,455,415)	(31,015,481)	(42,527,808)	(42,787,125)
Total Exchange Rate Exposure - US$ thousand	(6,481,232)	(5,944,282)	(8,492,653)	(8,200,380)
Exchange Rate (R$/US$)	5.0076	5.2177	5.0076	5.2177

As of September 30, 2023, the Company adopted the closing exchange rate of R$5.0076/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of September 30, 2023:

		Effect on income (expenses)
	Exchange rate	Parenty Company	Consolidated
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.0076	12,436,868	22,509,261
Dollar depreciation (-25%)	3.7557	3,109,217	5,627,315
Dollar depreciation (-10%)	4.5068	1,243,687	2,250,926
Dollar appreciation (+10%)	5.5084	(1,243,687)	(2,250,926)
Dollar appreciation (+25%)	6.2595	(3,109,217)	(5,627,315)

33.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

64

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 and NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on September 30, 2023 and December 31, 2022 are as follows:

	Parent Company
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	106,434	666,996	7,848,075	694,123	9,315,628
Suppliers	90,994	-	-	-	90,994
Obligations to Related Parties	-	-	142,832	-	142,832
Derivative Liabilities	-	-	3,409,360	-	3,409,360
Other Liabilities	44,871	269,983	204,535	-	519,389
On September 30, 2023	242,299	936,979	11,604,802	694,123	13,478,203

Loans and Financing	193,864	80,869	9,346,064	803,009	10,423,806
Suppliers	41,520	-	-	-	41,520
Obligations to Related Parties	-	-	145,434	-	145,434
Other Liabilities	188,272	149,340	251,761	-	589,373
On December 31, 2022	423,656	230,209	9,743,259	803,009	11,200,133

65

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	277,218	874,861	8,573,173	694,123	10,419,375
Leases to Pay	1,127,169	675,578	4,237,530	3,767,725	9,808,002
Suppliers	2,270,177	-	112,204	-	2,382,381
Suppliers - Forfaiting	40,253	-	-	-	40,253
Derivative Liabilities	-	-	3,409,360	-	3,409,360
Other Liabilities	62,112	269,983	272,959	-	605,054
On September 30, 2023	3,776,929	1,820,422	16,605,226	4,461,848	26,664,425

Loans and Financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases to Pay	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – Forfaiting	29,941	-	-	-	29,941
Derivative Liabilities	260	259	17	-	536
Other Liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

33.6.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	September 30, 2023	December 31, 2022
Total Loans and Financing	10,419,375	11,984,891
Total Leases to Pay	9,808,002	11,206,959
(-) Cash and Cash Equivalents	(523,141)	(169,035)
(-) Financial Investments	(470,572)	(423,418)
Net Indebtedness	19,233,664	22,599,397

66

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
34.	Non-Cash Transactions

	Parent Company
	September 30, 2023	September 30, 2022
Share-Based Compensation (Investments / Capital Reserves)	10,764	13,182
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustments)	177,834	164,429
Loan Settlement through the Issuance of New Debts (Loans)	-	-
Fair Value Result in Transaction with Parent Company (Loans / Capital Reserve)	822,193	-
Conversion of SSN 2028 into ESSN 2028 (loans/financing)	6,407,575	-
Transfer of Treasury Shares	19,472	2,566

	Consolidated
	September 30, 2023	September 30, 2022
Write-Off of Lease Agreements (Other Revenues / Leases Payable)	37,215	2,558
Right of Use of flight equipment (Property, Plant & Equipment / Leases to Pay)	159,211	-
Right of Use Non-Aeronautical Assets (Property, Plant & Equipment / Leases to Pay)	15,643	172,900
Leaseback and Additions of Aircraft Leases (Property, Plant & Equipment/Leases)	-	2,492,948
Contractual Leases Renegotiation (Property, Plant & Equipment / Leases to Pay)	-	108,698
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	14,876	36,453
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustments)	-	164,529
Deposit in guarantee	185,997	13,611
Loan Settlement through the Issuance of New Debts (Loans)	-	-
Fair Value Result in Transaction with Parent Company (Loans / Capital Reserve)	822,193	-
Conversion of SSN 2028 into ESSN 2028 (loans/financing)	6,407,575	-
Transfer of Treasury Shares (Treasury shares / Capital reserves)	19,472	2,566

67

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Liabilities from Financing Activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended September 30, 2023 are as follows:

35.1.	Parent Company

	September 30, 2023
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange rate and monetary variations and repurchase gain	Interest loans and amortization of costs and goodwill	Unrealized Hedge Results	Debt issuance to pay related parties	Share-Based Compensation	Fair issue value and transaction costs	Closing Balance
Loans and Financing	10,423,806	1,300,596	(449,588)	(581,750)	1,087,517	(3,424,106)	136,960	-	822,193	9,315,628
Obligations to Related Parties
Parties	145,434	(3,254)	-	-	652	-	-	-	-	142,832
Share Capital	4,040,397	264	-	-	-	-	-		-	4,040,661
Capital Reserve	1,178,568	95,709						(10,612)	(822,193)	441,472

	September 30, 2022
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Income (Expenses) on the Sale and Transfer of Treasury Shares	Payment with issuance of shares	Closing Balance
Loans and Financing	10,021,568	-	(512,206)	(309,375)	641,351	(128,421)	-	-	-	9,712,917
Obligations to Related Parties	6,692	135,252	-	8,755	-	-	-	-	-	150,699
Share Capital	4,039,112	694	-	-	-	-	-	-	591	4,040,397
Shares to Issue	3	588	-	-	-	-	-	-	(591)	-
Treasury Shares	(41,514)	37	-	-	-	-	-	2,566	-	(38,911)
Capital Reserve	208,711	946,345	-	-	-	-	13,182	(2,566)	-	1,165,672

68

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.2.	Consolidated

	September 30, 2023
				Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Offsetting with deposits and others	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Treasury shares and stock options	Exchange rate and monetary variations and repurchase gain	Interest loans and amortization of costs and goodwill	Unrealized Hedge Results	Fair issue value and transaction costs	Closing Balance
Loans and Financing	11,984,891	966,489	(610,892)	223,634	207,611	-	(455,920)	1,267,968	(3,424,106)	259,700	10,419,375
Leases to Pay	11,206,959	(1,708,641)	(70,243)	(185,997)	60,234	-	(402,406)	908,096	-	-	9,808,002
Share Capital	4,040,397	264	-	-	-	-	-	-	-	-	4,040,661
Capital Reserve	1,178,568	95,709	-	-	-	(10,612)	-	-	-	(822,193)	441,472

	September 30, 2022
				Non-Cash Transactions					Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Transfer of Treasury Shares	Payment with issuance of shares	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Leases write-off and compensation with other assets	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Share-Based Compensation	Closing Balance
Loans and Financing	11,900,030	(158,960)	(699,851)	-	-	-	-	(341,530)	818,614	(128,421)	-	11,389,882
Leases to Pay	10,762,984	(1,616,670)	(37,586)	-	-	2,456,950	(76,286)	(321,498)	913,765	-	-	12,081,659
Share Capital	4,039,112	694	-	-	591	-	-	-	-	-	-	4,040,397
Shares to Issue	3	588	-	-	(591)	-	-	-	-	-	-	-
Treasury Shares	(41,514)	37	-	2,566	-	-	-	-	-	-	-	(38,911)
Capital Reserve	208,711	946,345	-	(2,566)	-	-	-	-	-	-	13,182	1,165,672

69

Notes on the Parent Company and Consolidated Quarterly Information (ITR) September 30, 2023 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
36.	Subsequent Events

On October 26, 2023, the Company and Air France-KLM signed an agreement to extend and enhance their strategic partnership for the next 10 years. Under the terms of this agreement, both parties will grant each other exclusivity on routes between Europe and Brazil and will improve their commercial cooperation. This will result in improved connectivity, a better customer experience, and more benefits for their respective customers.

64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer